UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 1)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PHARMACYCLICS, INC.

(Name of Subject Company)

PHARMACYCLICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

716933106

(CUSIP Number of Class of Securities)

Robert W. Duggan

Chairman and Chief Executive Officer

995 E. Arques Avenue

Sunnyvale, California 94085-4521

(408) 774-0330

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert T. Ishii, Esq.

Denny Kwon, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Place

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Pharmacyclics, Inc., a Delaware corporation (“Pharmacyclics” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to Pharmacyclics. The address of Pharmacyclics’ principal executive office is 995 E. Arques Avenue, Sunnyvale, California 94085-4521. The telephone number of Pharmacyclics’ principal executive office is (408) 774-0330.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, $0.0001 par value per share, of Pharmacyclics (the “Pharmacyclics shares” or the “common stock”). As of March 19, 2015, the second to last full day of trading before the commencement of the offer (as defined below) (i) 76,769,073 Pharmacyclics shares were issued and outstanding, (ii) no Pharmacyclics shares were held in treasury, (iii) no Pharmacyclics shares were held by the subsidiaries of Pharmacyclics, (iv) 1,781,388 Pharmacyclics shares were reserved for issuance pursuant to Pharmacyclics’ 2014 Equity Incentive Award Plan, 2004 Equity Incentive Award Plan and Pharmacyclics’ 1995 Stock Option Plan, (v) 454,346 Pharmacyclics shares were reserved for issuance pursuant to Pharmacyclics’ Employee Stock Purchase Plan, and (vi) no shares of the Company’s preferred stock were issued or outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

Pharmacyclics, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of Pharmacyclics are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by Oxford Amherst Corporation, a Delaware corporation (the “Offeror”) and a direct wholly owned subsidiary of AbbVie Inc., a Delaware corporation (“AbbVie”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror and AbbVie with the Securities and Exchange Commission (the “SEC”) on March 23, 2015, pursuant to which the Offeror has offered to acquire all of the issued and outstanding Pharmacyclics shares.

The terms and conditions of the offer are set forth in AbbVie’s prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 (the “Form S-4”) that AbbVie has filed on the date hereof with the SEC, and which, with the related letter of election and transmittal, together constitute the “offer.”

Each Pharmacyclics stockholder that participates in the offer will receive for each Pharmacyclics share validly tendered, consideration in the form of:

•	$152.25 in cash; and

•	a number of shares of AbbVie common stock equal to $109.00 divided by the volume weighted average sale price per share of AbbVie common stock as reported on the New York Stock Exchange (the “NYSE”) for the ten consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer, as calculated by Bloomberg Financial LP under the function “ABBV UN Equity AQR.”

In lieu of receiving the mixed consideration described above (the “mixed consideration”), Pharmacyclics stockholders may elect to receive, for each Pharmacyclics share that they hold, (1) $261.25 in cash (the “all-cash consideration”) or (2) a number of shares of AbbVie common stock equal to $261.25 divided by the volume weighted average sale price per share of AbbVie common stock as reported on the NYSE for the ten consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer, as calculated by Bloomberg Financial LP under the function “ABBV UN Equity AQR” (the “all-stock consideration”), subject in each case to the election procedures and, in the case of elections of the all-cash consideration or the all-stock consideration, to the proration procedures described in the prospectus/offer to exchange.

The offer is being made pursuant to an Agreement and Plan of Reorganization, dated as of March 4, 2015 and as amended on March 22, 2015 (as such agreement may be further amended, supplemented or otherwise modified from time to time in accordance therewith, the “merger agreement”), by and among AbbVie, the Offeror, Oxford Amherst LLC, a Delaware limited liability company and a direct wholly owned subsidiary of AbbVie (“Merger Sub 2”) and Pharmacyclics. A more complete description of the merger agreement is described in the prospectus/offer to exchange under the caption “Merger Agreement” and a copy of the merger agreement and the amendment thereto has been filed as Exhibit (e)(1) and Exhibit (e)(2), respectively, to this Schedule 14D-9 and each is incorporated herein by reference.

The purpose of the offer is for AbbVie to acquire control of, and ultimately the entire equity interest in, Pharmacyclics. The offer is the first step in AbbVie’s plan to acquire all of the outstanding Pharmacyclics shares. AbbVie intends to consummate the merger of Offeror with and into Pharmacyclics (the “first merger”) on the same date as the consummation of the offer, with Pharmacyclics surviving the first merger (the “surviving corporation”).

The purpose of the first merger is for AbbVie to acquire all Pharmacyclics shares not acquired in the offer. After the first merger, the surviving corporation will be a wholly owned subsidiary of AbbVie and the former Pharmacyclics stockholders will no longer have any direct ownership interest in the surviving corporation. Because the first merger will be governed by Section 251(h) of the Delaware General Corporate Law (the “DGCL”), no stockholder vote will be required to consummate the first merger.

At the effective time of the first merger (the “effective time”), each Pharmacyclics share not acquired in the offer (other than (i) Pharmacyclics shares owned by AbbVie, the Offeror or Pharmacyclics, or by any direct or indirect wholly-owned subsidiary of AbbVie, the Offeror or Pharmacyclics and (ii) Pharmacyclics shares held by Pharmacyclics stockholders, if any, who have validly asserted appraisal rights under the DGCL) will be cancelled and will be converted into the right to receive, at the election of the holder of such Pharmacyclics share: (i) the all-cash consideration, (ii) the all-stock consideration or (iii) the mixed consideration, subject in each case to the election procedures and, in the case of elections of the all-cash consideration or the all-stock consideration, to the proration procedures described in the prospectus/offer to exchange. As a result of the first merger, Pharmacyclics shares will cease to be publicly traded and Pharmacyclics will become wholly owned by AbbVie.

As promptly as practicable following the first merger, AbbVie intends to cause the surviving corporation to merge with and into a wholly owned subsidiary of AbbVie, with such wholly owned subsidiary surviving such second merger under the name “Pharmacyclics” (the “second merger” and together with the first merger, the “merger”). The second merger is intended to cause the offer and the merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Please read the discussion under the caption “The Offer—Material U.S. Federal Income Tax Consequences.” in the prospectus/offer to exchange. Immediately before the second merger, AbbVie will be the sole owner of the Pharmacyclics business, and none of the former Pharmacyclics stockholders will have any direct economic interest in, or approval or other rights with respect to, the second merger.

The offer and withdrawal rights will expire at 5:00 P.M., New York City time, at the end of May 1, 2015, subject to extension in certain circumstances as required or permitted by the merger agreement, the SEC or applicable law (as so extended, if applicable, the “expiration date”).

The foregoing summary of the offer is qualified in its entirety by the more detailed description and explanation contained in the prospectus/offer to exchange.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of Pharmacyclics stockholders. Pharmacyclics is not asking for a proxy and you are requested not to send Pharmacyclics a proxy. Any solicitation of proxies that AbbVie or Pharmacyclics might make will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As set forth in the Schedule TO, the principal executive offices of the Offeror and AbbVie are located at 1 North Waukegan Road, North Chicago, Illinois 60064-6400, and the telephone number of their principal executive offices is (847) 932-7900.

Information relating to the offer, including this Schedule 14D-9 and related documents, can be found on the SEC’s website at www.sec.gov, or on Pharmacyclics’ website at www.pharmacyclics.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, including documents incorporated herein by reference, to the knowledge of Pharmacyclics, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between Pharmacyclics or its affiliates, on the one hand, and (i) Pharmacyclics and any of the Pharmacyclics’ executive officers, directors or affiliates, or (ii) AbbVie, the Offeror or their respective executive officers, directors or affiliates, on the other hand.

For purposes of all of the Pharmacyclics agreements and plans described below, the consummation of the offer will constitute a “change in control.”

The Pharmacyclics board of directors was aware of all such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Board’s Recommendation.”

Relationship with AbbVie, the Offeror and Certain of their Affiliates

Merger Agreement

A summary of the material terms of the merger agreement described in the prospectus/offer to exchange under the caption “Merger Agreement” is incorporated herein by reference. The merger agreement summary in the prospectus/offer to exchange may not contain all of the information about the merger agreement that is important to Pharmacyclics stockholders, and Pharmacyclics stockholders are encouraged to read the merger agreement carefully in its entirety. The legal rights and obligations of the parties are governed by the specific language of the merger agreement and not the summary described in the prospectus/offer to exchange under the caption “Merger Agreement.”

The merger agreement and the amendment thereto is included as Exhibit (e)(1) and as Exhibit (e)(2), respectively to this Schedule 14D-9.

Support Agreement

Simultaneously with the execution and delivery of the merger agreement, Robert W. Duggan, the chairman and chief executive officer of Pharmacyclics, entered into a support agreement with AbbVie and the Offeror (the “support agreement ”), pursuant to which Mr. Duggan has agreed, among other things, (i) to tender his shares of Pharmacyclics common stock to the Offeror pursuant to the offer and (ii) to cause certain Pharmacyclics stockholders affiliated with Mr. Duggan to tender their respective shares of Pharmacyclics common stock to the Offeror pursuant to the offer. Mr. Duggan and the affiliated Pharmacyclics stockholders subject to the support agreement collectively currently own approximately 17.3% of the outstanding Pharmacyclics common stock. The support agreement terminates automatically, among other things, upon the termination of the merger agreement.

The foregoing summary is qualified in its entirety by reference to the complete text of the support agreement, which has been filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Pharmacyclics

Pharmacyclics’ directors and executive officers may have interests in the offer, the merger, and the other transactions contemplated by the merger agreement that are different from, or in addition to, the interests of the Pharmacyclics stockholders generally. These interests may create potential conflicts of interest. The Pharmacyclics board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement, as more fully discussed in the prospectus/offer to exchange under the caption “The Offer—Pharmacyclics’ Reasons for the Offer and Merger.”

Effect of the Offer and the Merger on Pharmacyclics Shares and Equity Awards

Consideration for Pharmacyclics Shares

If Pharmacyclics’ directors and executive officers were to tender any Pharmacyclics shares they own for purchase pursuant to the offer, they would receive the same consideration on the same terms and conditions as the other stockholders of Pharmacyclics. As of March 19, 2015, Pharmacyclics’ directors and executive officers (and affiliates and affiliated investment entities) owned 14,077,934 Pharmacyclics shares in the aggregate (including estimated purchases under the ESPP (as defined below) based on accrued ESPP contributions as of such date but excluding options (as defined below) and restricted stock units (as defined below)). If the directors and executive officers (and affiliates and affiliated investment entities) were to validly tender and not properly withdraw all of their outstanding Pharmacyclics shares pursuant to the offer and those Pharmacyclics shares were accepted for exchange by Offeror, the directors and executive officers (and affiliates and affiliated investment entities) would receive cash and shares of AbbVie common stock having an aggregate value of approximately $3,677,860,258.

Consideration for Options

As of March 19, 2015, Pharmacyclics’ directors and executive officers held outstanding options to purchase 1,246,304 Pharmacyclics shares (referred to as “options”) under Pharmacyclics’ 2004 Equity Incentive Award Plan or 2014 Equity Incentive Award Plan (each referred to as a “plan”) in the aggregate, with exercise prices ranging from $0.75 to $139.89. Pursuant to the terms of the Pharmacyclics 2004 Equity Incentive Award Plan and the Pharmacyclics 2014 Equity Incentive Award Plan, (i) (A) 50% of each option that is subject to service-based vesting and is unvested as of immediately prior to the effective time of the first merger will immediately vest and become exercisable and (B) the remaining unvested portion of such option will remain unvested except as described herein, (ii) certain options held by non-employee directors as of immediately prior to the effective time of the first merger that were granted under the 2004 Equity Incentive Award Plan will immediately vest in full and become exercisable, and (iii) Ms. Tomasello’s options granted pursuant to the terms of her offer letter with Pharmacyclics dated August 7, 2014 will vest in full and become exercisable as of immediately prior to the effective time of the first merger under the terms of such offer letter. While the Pharmacyclics 2004 Equity Incentive Award Plan provides for accelerated vesting of 50% of each option as described in the preceding sentence, the Pharmacyclics 2014 Equity Incentive Award Plan was amended concurrently with the execution of the merger agreement to provide for such accelerated vesting.

Pursuant to, and as further described in, the merger agreement, AbbVie will not assume any options in connection with the merger or any other transactions contemplated by the merger agreement. Upon the terms and subject to the conditions set forth in the merger agreement, each option that is subject to performance-based vesting conditions and is unvested and outstanding as of immediately prior to the effective time of the first merger will become fully vested as of such time, with all applicable performance goals deemed achieved at target levels. Each option that remains outstanding as of immediately prior to the effective time of the first merger (whether vested or unvested) will be cancelled and terminated as of the effective time of the first merger and, in consideration for such cancellation and termination, the holder of each such option will be eligible to receive an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Pharmacyclics shares that were issuable upon exercise of such option immediately prior to the effective time of the first merger, by (y) the excess (if any) of the all-cash consideration over the per share exercise price of such option (the “option cash payment”). Each option cash payment will be paid, less any applicable tax withholdings, according to the following schedule: (1) the portion of the option cash payment relating to the portion of each option that is vested as of immediately prior to the effective time of the first merger (after taking into account the vesting acceleration that will occur as of immediately prior to the effective time of the first merger described in the previous paragraph) will be paid as promptly as practicable following the effective time of the first merger; (2) the portion of the option cash payment relating to the remaining unvested portion of each option will be paid in accordance with the vesting terms applicable to such option until December 31 following the effective time of the first merger (the “final payment date”), subject to the holder of such option continuing to provide services to AbbVie or any of its subsidiaries through the applicable vesting date; and (3) the remainder of the option cash payment will be paid on the final payment date, subject to the option holder continuing to provide services to AbbVie or any of its subsidiaries through that date. If, before the applicable vesting date or final payment date, the employment or service of the option holder terminates under circumstances that would give rise to severance benefits under the severance plan (as described below under “—Change in Control and Severance Plan”) or the option holder dies (in either case, an “equity termination”), then, in either case, any then-unpaid portion of the option cash payment will become immediately payable in a lump sum. The unpaid portion of the option cash payment to any non-employee director will immediately become payable upon the non-employee director ceasing to be a director and service provider of Pharmacyclics after the effective time of the first merger. Please see “—Table of Equity Related Payments” below for additional information.

Consideration for Restricted Stock Units

As of March 19, 2015, Pharmacyclics’ directors and executive officers held outstanding restricted stock units under the Pharmacyclics plans covering a total of 129,000 Pharmacyclics shares. Pursuant to the terms of the applicable plan, (i)(A) 50% of each restricted stock unit award that is subject to service-based vesting and is unvested as of immediately prior to the effective time of the first merger will immediately vest and (B) the remaining unvested portion of such restricted stock unit award will remain unvested except as described herein and (ii) Ms. Tomasello’s restricted stock units granted pursuant to the terms of her offer letter with Pharmacyclics dated August 7, 2014 will vest in full as of immediately prior to the effective time of the first merger under the terms of such offer letter. While the Pharmacyclics 2004 Equity Incentive Award Plan provides for accelerated vesting of 50% of each restricted stock unit award as described in the preceding sentence, the Pharmacyclics 2014 Equity Incentive Award Plan was amended concurrently with the execution of the merger agreement to provide for such accelerated vesting.

Pursuant to, and as further described in, the merger agreement, AbbVie will not assume any restricted stock units in connection with the merger or any other transactions contemplated by the merger agreement. Upon the terms and subject to the conditions set forth in the merger agreement, each restricted stock unit that is subject to performance-based vesting conditions and is unvested and outstanding as of immediately prior to the effective time of the first merger will become fully vested as of such time, with all applicable performance goals deemed achieved at target levels. Each restricted stock unit that remains outstanding as of immediately prior to the effective time of the first merger will be cancelled and terminated as of the effective time of the first merger and, as consideration for such cancellation and termination, the holder of each such restricted stock unit will be eligible to receive an amount in cash (without interest), equal to the product obtained by multiplying (x) the aggregate number of Pharmacyclics shares subject to such restricted stock unit grant immediately prior to the effective time of the first merger, by (y) the all-cash consideration (the “RSU cash payment”). Each RSU cash payment will be paid, less any applicable tax withholdings, according to the following schedule: (1) the portion of the RSU cash payment relating to restricted stock units that are vested and unsettled as of immediately prior to the effective time of the first merger (after taking into account the vesting acceleration described in the previous paragraph that will occur as of immediately prior to the effective time of the first merger) will be paid as promptly as practicable following the effective time of the first merger; (2) the portion of the RSU cash payment relating to the remaining unvested restricted stock units will be paid in accordance with the vesting and settlement terms applicable to such restricted stock units until the final payment date, subject to the holder of such restricted stock units continuing to provide services to AbbVie or any of its subsidiaries through the applicable vesting date; and (3) the remainder of the RSU cash payment will be paid on the final payment date, subject to the holder of the restricted stock units continuing to provide services to AbbVie or any of its subsidiaries through that date. If, before the final payment date, the employment or service of the restricted stock unit holder terminates due to an equity termination, then any then-unpaid portion of the RSU cash payment will become immediately payable in a lump sum. The unpaid portion of the RSU cash payment to any non-employee director (other than Dr. Booth) will immediately become payable upon the non-employee director ceasing to be a director of Pharmacyclics after the effective time of the first merger. The unpaid portion of the RSU cash payment to Dr. Booth, who is a consultant and a non-employee director of Pharmacyclics, will become payable to Dr. Booth in accordance with the corresponding restricted stock unit’s vesting terms and any unpaid portion of the RSU cash payment as of December 31 following the effective time of the first merger will be paid in a lump sum at such time, subject to Dr. Booth’s continued service with AbbVie or its subsidiaries through such time (unless Dr. Booth experiences an earlier equity termination (in all capacities, including as both a consultant and a director) prior to such time, in which case any unpaid portion of this payment will be paid upon such equity termination). Please see below under “—Table of Equity Related Payments” for additional information.

Treatment of Employee Stock Purchase Plan

Prior to the expiration of the offer, Pharmacyclics’ Employee Stock Purchase Plan (the “ESPP”), and each outstanding offering period then in progress, will terminate and each participant’s accumulated contributions to the ESPP will be used to purchase Pharmacyclics shares as of such time in accordance with the terms of the ESPP (and any funds that remain in participants’ account after such purchase shall be returned to the applicable participants). No employee may elect to participate in the ESPP, and no participant may increase his or her payroll deduction percentages or purchase elections, after March 4, 2015. No new offerings in the ESPP will be made after March 4, 2015.

Treatment of Equity Awards held by Directors and Executive Officers

As discussed above, all options and restricted stock units held by Pharmacyclics’ directors and executive officers will be cancelled in exchange for the option cash payment and RSU cash payment, as and if applicable. Please see below under “—Table of Equity Related Payments” for additional information.

Table of Equity Related Payments

The following table sets forth the approximate amount of the payments that each of Pharmacyclics’ directors and executive officers would be entitled to receive in connection with the consummation of the offer, the merger, and the other transactions contemplated by the merger agreement assuming that the effective time of the first merger occurred on March 19, 2015 and that each individual received the full option cash payment and/or RSU cash payment, as applicable, in respect of such individual’s options and/or restricted stock units, as applicable. The information in the following table further assumes that all contributions to the ESPP are applied to the purchase of Pharmacyclics shares immediately prior to March 19, 2015 based on the offering price under the ESPP.

Name	Number of Pharmacyclics Shares Owned(1)	Merger Consideration for Owned Shares ($)(2)	Shares Subject to Outstanding Options(3)	Option Cash Payment ($)(4)	Number of Outstanding Restricted Stock Units(5)	RSU Cash Payment ($)(6)	Total Payment ($)
Directors
Robert F. Booth, Ph.D.	—	—	66,549	15,662,411	10,000	2,612,500	18,274,911
Eric H. Halvorson	1,000	261,250	31,474	6,692,738	—	—	6,953,988
Kenneth Clark, J.D.	—	—	24,619	4,846,880	—	—	4,846,880
Minesh P. Mehta, M.D.	—	—	30,131	6,462,445	—	—	6,462,445
David D. Smith, Ph.D.	3,000	783,750	182,110	45,689,234	—	—	46,472,984
Richard A. van den Broek	29,610	7,735,613	100,342	24,265,415	—	—	32,001,028
Executive Officers
Robert W. Duggan*	13,599,690	3,552,919,013	—	—	—	—	3,552,919,013
Mahkam Zanganeh, D.D.S., MBA	428,281	111,888,411	466,569	108,783,820	15,000	3,918,750	224,590,981
Manmeet S. Soni	856	223,630	92,902	15,464,917	54,000	14,107,500	29,796,047
Heow Tan	7,994	2,088,433	151,608	31,523,994	—	—	33,612,427
Shawn Tomasello	7,503	1,960,159	100,000	13,936,000	50,000	13,062,500	28,958,659

*	Mr. Duggan is both a director and an executive officer. Mr. Duggan does not hold any options or restricted stock units and will not receive any option cash payment or RSU cash payment.
(1)	Based on the number of shares owned (directly or indirectly) as of March 19, 2015.
(2)	Equals (i) the corresponding number of owned Pharmacyclics shares multiplied by (ii) the merger consideration.
(3)	Number shown is the number of Pharmacyclics shares subject to outstanding options (whether vested or unvested) as of March 19, 2015.
(4)	Equals, with respect to all option awards held by the applicable director or executive officer listed in the “Shares Subject to Outstanding Options” column, (i) the number of shares subject to such option award multiplied by (ii) the all-cash consideration minus the exercise price applicable to such option award. The portions of the amounts in this column that will not become payable on the effective time of the first merger (unless the director or executive officer experiences an equity termination upon the effective time of the first merger) are as follows: $51,928 (Dr. Booth, Mr. Halvorson, Mr. Clark, Dr. Mehta, Dr. Smith, and Mr. van den Broek), $0 (Dr. Zanganeh), $748,688 (Mr. Soni), $0 (Mr. Tan), and $0 (Ms. Tomasello). For options that are unvested immediately before the effective time of the first merger (after taking into account the vesting acceleration described in the “—Consideration for Options” section above), the corresponding option cash payment will be paid in accordance with the corresponding option’s vesting terms and any unpaid portion of the option cash payment as of December 31 following the effective time of the first merger will be paid in a lump sum at that time subject to the applicable award holder continuing to provide services to AbbVie or its subsidiaries through such date (unless the applicable award holder experiences an equity termination prior to such time, in which case the option cash payment will be paid upon such equity termination). Such amounts for any non-employee director will become payable upon the non-employee director ceasing to be a director and service provider of Pharmacyclics after the effective time of the first merger.
(5)	Number shown is the number of outstanding restricted stock units as of March 19, 2015.
(6)	Equals (i) the corresponding number listed in the “Number of Outstanding Restricted Stock Units” column multiplied by (ii) the all-cash consideration. The portions of the amounts in this column that will not become payable on the effective time of the first merger (unless the director or executive officer experiences an equity termination upon the effective time of the first merger) are as follows: $1,306,250 (Dr. Booth), $1,959,375 (Dr. Zanganeh), $2,873,750 (Mr. Soni), $0 (Mr. Tan) and $0 (Ms. Tomasello). For restricted stock units that are unvested immediately before the effective time of the first merger (after taking into account the vesting acceleration described in the “—Consideration for Restricted Stock Units” section above), the corresponding RSU cash payment will be paid in accordance with the corresponding restricted stock unit’s vesting terms and any unpaid portion of the RSU cash payment as of December 31 following the effective time of the first merger will be paid in a lump sum at that time subject to the applicable award holder continuing to provide services to AbbVie or its subsidiaries through such date (unless the applicable award holder experiences an equity termination prior to such time, in which case the RSU cash payment will be paid upon such equity termination). Such amount for Dr. Booth, who is a consultant and a non-employee director of Pharmacyclics, will become payable to Dr. Booth in accordance with the corresponding restricted stock unit’s vesting terms and any unpaid portion of the RSU cash payment as of December 31 following the effective time of the first merger will be paid in a lump sum at that time, subject to Dr. Booth’s continued service with AbbVie or its subsidiaries (unless Dr. Booth experiences an earlier equity termination (in all capacities, including as both a consultant and a director) prior to such time, in which case this amount will be paid upon such equity termination).

Change in Control and Severance Plan

As an employee of Pharmacyclics, each executive officer identified in the table above (referred to as an “executive”) is eligible to participate in the Pharmacyclics Change in Control and Severance Plan (referred to as the “severance plan”). Under the severance plan, each executive who remains employed with Pharmacyclics or any subsidiary or affiliate of Pharmacyclics through immediately before a “change in control” (which is defined in the severance plan to be the completion of the transactions contemplated by the merger agreement) and who, within the two-year period following such change in control (“change in control period”), (x) is involuntarily terminated by Pharmacyclics or any subsidiary or affiliate of Pharmacyclics for any reason other than by reason of such executive’s retirement, voluntary resignation, death or “disability” (as defined below), or a termination for “cause” (as defined below) or (y) voluntarily resigns for “good reason” (as defined below) under the circumstances described in the severance plan (such involuntary termination described in clause (x) or voluntary resignation described in clause (y) that occurs during the change in control period, a “qualifying termination”), will receive, subject to the terms and conditions of the severance plan, (i) a lump-sum cash severance payment in an aggregate amount equal to the sum of 100% of such executive’s base pay (as defined below) and 100% of such executive’s “target bonus” (as defined below) and (ii) up to twelve months of company-paid premiums for continuation coverage under the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), for such executive and such executive’s family members who have coverage under the Pharmacyclics or successor company plan on the date of such executive’s termination. Additionally, each executive who receives any “parachute payments” as determined under Section 280G of the Code, in connection with the change in control will receive a tax “gross-up” payment from Pharmacyclics such that the net amount retained by such executive, after payment of any excise taxes and any federal, state and local income and employment taxes (including any such taxes on the tax gross-up payment itself), would be equal to the net amount the executive would have retained after payment of any federal, state and local income and employment taxes had the payments not been deemed “parachute payments.”

An executive’s receipt of any severance benefits under the severance plan (the “severance plan benefits”) is conditioned on the executive timely signing and not revoking a general release of claims in Pharmacyclics’ favor as well as the executive complying with the terms of any confidentiality, proprietary information and inventions agreement or other applicable agreement between the executive and Pharmacyclics.

Under the severance plan, “cause” means, with respect to any executive, the occurrence of any of the following: (a) the executive’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud or embezzlement that has had or will have a material detrimental effect on Pharmacyclics’ reputation or business, (b) the executive’s willful and intentional gross misconduct that has had or will have a material detrimental effect on Pharmacyclics’ reputation or business, (c) the executive’s unauthorized use or disclosure of any of Pharmacyclics’ proprietary information or trade secrets that has had or will have a material detrimental effect on Pharmacyclics’ reputation or business, or (d) the executive’s willful and intentional breach of material obligations under a written agreement or covenant with Pharmacyclics that has had or will have a material detrimental effect on Pharmacyclics’ reputation or business. Notwithstanding the preceding sentence, Pharmacyclics’ termination of an executive’s employment will not be treated as for “cause” unless Pharmacyclics first provides the executive with written notice specifically identifying the acts or omissions constituting the grounds for a termination for “cause” and, with respect to clauses (b) through (d), a reasonable cure period of not less than 10 business days following such notice. For purposes of this definition, no act or failure to act by an executive will be considered “willful” unless committed without good faith and without a reasonable belief that the act or omission was in Pharmacyclics’ best interest.

Under the severance plan, “good reason” means the occurrence of one or more of the following without an executive’s express written consent: (a) a material adverse alteration in the executive’s position or in the nature or status of the executive’s duties and responsibilities from those in effect immediately prior to the change in control; provided, however, that the continued employment of an executive following the change in control with substantially the same duties and responsibilities with respect to Pharmacyclics’ business and operations, or an alteration in duties and responsibilities as a result of Pharmacyclics no longer being a publicly traded company, but rather a subsidiary or business unit of the acquirer, will not constitute “good reason”, (b) any reduction in the executive’s base salary rate or target annual bonus, in each case as in effect immediately prior to the change in control, or (c) the relocation of the executive’s principal place of employment to a location that is more than 50 miles from the location where the executive was principally employed at the time of the change in control or a relocation that materially increases the time of the executive’s commute as compared to the executive’s commute at the time of the change in control (except for required travel on Pharmacyclics business to an extent substantially consistent with the executive’s customary business travel obligations in the ordinary course of business prior to the change in control). In order for an executive’s termination to be for “good reason,” the executive must first provide Pharmacyclics with written notice of the acts or omissions constituting the grounds for “good reason” within 90 days following the executive’s knowledge of the initial existence of the grounds for “good reason” specifying in reasonable detail the conditions constituting good reason and a reasonable cure period of 30 days following the date of written notice (referred to as the “cure period”), such grounds must not have been cured during the cure period, and the executive must resign within 2 years following the end of the cure period.

Under the severance plan, “base pay” means the higher of: (a) an executive’s annualized base salary in effect immediately prior to the change in control or (b) such executive’s annualized base salary in effect immediately prior to his or her termination of employment (or if the termination is due to a resignation for good reason based on a material reduction in base pay, then the executive’s annualized base salary in effect immediately prior to such reduction).

Under the severance plan, “target bonus” means the higher of: (a) an executive’s target annual bonus in effect immediately prior to the change in control or (b) such executive’s target annual bonus in effect immediately prior to his or her termination of employment (or if the termination is due to a resignation for good reason based on a material reduction in target annual bonus, then the executive’s target annual bonus in effect immediately prior to such reduction).

See “Item 8. Additional Information — Merger-Related Compensation” below (which is incorporated into this Item 3 by reference) for further information with respect to certain of these arrangements and for a quantification of the amounts potentially payable to certain executives in connection with the offer and the completion of the merger.

Exculpation and Indemnification of Pharmacyclics’ Directors and Officers

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Pharmacyclics has included in its certificate of incorporation, as amended and restated (the “charter”), and its bylaws, as amended and restated (the “bylaws”), provisions to eliminate the personal liability of its directors and officers for monetary damages to the fullest extent under the DGCL, subject to specified limitations. In addition, if Pharmacyclics is subject to Section 2115 of the California Corporations Code (the “CCC”), the charter provides that the directors of Pharmacyclics will not be liable for monetary damages for breaches of fiduciary duty to the fullest extent permitted under the CCC, as amended, subject to specified limitations.

Pharmacyclics also has entered into indemnity agreements with each of its directors and executive officers, the form of which is filed as Exhibit (e)(4) hereto and herein incorporated by reference.

The merger agreement provides for certain indemnification and insurance rights in favor of Pharmacyclics’ current and former directors or officers (referred to as “indemnified persons”). Specifically, all rights to exculpation, indemnification advance and reimbursement of expenses provided to the indemnified persons, under Pharmacyclics’ charter, bylaws or other indemnification agreements, with respect to acts or omissions arising on or before to the effective time, will continue in full force and effect for at least six years following the effective time.

For a period commencing on the acceptance date and ending on the sixth anniversary of the effective date, AbbVie agreed to maintain directors’ and officers’ liability insurance on coverage and amounts that are no less favorable than those of the policy currently maintained by Pharmacyclics with respect to acts or omissions arising on or before the effective time. However, AbbVie or the surviving corporation is not required after the effective time to pay annual premiums in excess of 300% of the last annual premium for Pharmacyclics’ existing policies, but in such case will purchase the best available coverage as may be purchased for such amount.

Pharmacyclics may purchase, prior to the effective time a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of Pharmacyclics with respect to acts or omissions occurring at or before the effective time (covering without limitation the transactions contemplated by the merger agreement). If such a “tail” policy is obtained, AbbVie will maintain the policy for its full term and will have no further obligations with respect to directors’ and officers’ liability insurance and fiduciary liability insurance under the merger agreement.

Retention of WSGR

Kenneth A. Clark, a member of the Pharmacyclics board of directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”). Pharmacyclics has retained WSGR as legal counsel on certain matters, including in connection with the offer and the merger and the other transactions contemplated by the merger agreement.

Section 16 Matters

Pursuant to the merger agreement, prior to the effective time, Pharmacyclics and AbbVie have agreed to, as applicable, take all such steps as may be reasonably necessary or advisable hereto to cause any dispositions of equity securities of Pharmacyclics (including derivative securities) and acquisitions of equity securities of AbbVie pursuant to the transactions contemplated by the merger agreement by each individual who is a director or officer of Pharmacyclics subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Pharmacyclics to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10(d) Matters

The merger agreement provides that the Compensation Committee of the Pharmacyclics board of directors at a meeting to be held prior to the expiration of the offer, will duly adopt resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (i) each arrangement related to certain payments made or to be made and certain benefits granted or to be granted according to employment compensation, severance and other employee benefit plans of Pharmacyclics and (ii) the treatment of Company Equity Awards (as defined in the merger agreement) in accordance with the terms of the merger agreement. In addition, the Compensation Committee of the Pharmacyclics board of directors will take all other actions necessary to satisfy the requirements of the non-exclusive safe harbor within Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing matters.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on March 4, 2015, the Pharmacyclics board of directors unanimously:

(i)	determined that the terms of the merger agreement and the transactions contemplated thereby, including the offer and the first merger, are fair to, and in the best interests of, Pharmacyclics and its stockholders;

(ii)	determined that it is in the best interests of Pharmacyclics and its stockholders, and declared it advisable, to enter into the merger agreement;

(iii)	approved the execution and delivery by Pharmacyclics of the merger agreement, the performance by Pharmacyclics of its covenants and agreements contained therein and the consummation of the offer, the merger and the other transactions contemplated by the merger agreement upon the terms and subject to the conditions contained therein; and

(iv)	resolved to recommend that the holders of Pharmacyclics shares accept the offer and tender their Pharmacyclics shares to the Offeror pursuant to the offer.

Accordingly, and for the reasons described in more detail below under “Reasons for the Board’s Recommendation,” the Pharmacyclics board of directors unanimously recommends that Pharmacyclics stockholders tender their Pharmacyclics shares pursuant to the offer. A press release dated March 5, 2015, issued by Pharmacyclics and AbbVie announcing the offer, the merger and the other transactions contemplated by the merger agreement, is included as Exhibit (a)(5) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Pharmacyclics board of directors regularly evaluates Pharmacyclics’ strategic direction and ongoing business plans. As part of this evaluation, the Pharmacyclics board of directors has from time to time considered a variety of strategic alternatives for Pharmacyclics, including additional partnerships or strategic alliances with other participants in the pharmaceuticals industry, strategic licensing transactions and a possible merger of Pharmacyclics with other pharmaceutical companies.

In mid-February 2014, Robert W. Duggan, the chairman and chief executive officer of Pharmacyclics, was approached by the chief executive officer of another biotechnology company with an offer to evaluate a potential merger between the two companies.

In March 2014, a very preliminary discussion occurred between representatives of the two companies regarding the potential merger. Following the discussion, Pharmacyclics determined that the potential merger would not be in the best interests of the Pharmacyclics stockholders at such time, and Pharmacyclics’ determination was communicated in a timely manner to the other company.

On September 25, 2014, and again in mid-November 2014, Mr. Duggan and Maky Zanganeh, Pharmacyclics’ chief operating officer, met with representatives of J.P. Morgan Securities LLC (“J.P. Morgan”), an investment bank with a long-standing relationship with Pharmacyclics, to discuss industry trends and market perspectives on Pharmacyclics. At both meetings the representatives of J.P. Morgan informed Mr. Duggan and Ms. Zanganeh that in regular dialogue multiple pharmaceutical companies had informally expressed a potential interest in a possible strategic transaction with Pharmacyclics.

In November and December of 2014, through a series of meetings, the Pharmacyclics board of directors conducted a substantive evaluation of Pharmacyclics’ strategic direction. The Pharmacyclics board of directors considered the fact that through the normal course of market discussions over the preceding months, both Pharmacyclics and its financial advisors were of the view that Pharmacyclics could be an acquisition target. They further considered the increasingly positive preliminary results of IMBRUVICA® (ibrutinib) in additional disease settings, as well as the other products that Pharmacyclics had in development, and the fact that in the view of the Pharmacyclics board of directors neither those results nor the full potential of IMBRUVICA® (ibrutinib) in treatment of its existing approved disease indications were reflected in the trading price of Pharmacyclics’ stock at that time. In addition, the Pharmacyclics board of directors determined that to realize the full value and potential of its product portfolio, and to develop a viable pipeline of products beyond IMBRUVICA® (ibrutinib), Pharmacyclics would need to further accelerate the expansion of its infrastructure, scientific management expertise and organization generally. At the same time, the Pharmacyclics board of directors considered the need to develop a succession plan and identify a potential successor to Mr. Duggan as Pharmacyclics’ chief executive officer. In light of these factors, particularly the risks and challenges associated with accelerating Pharmacyclics’

growth and identifying a leader to succeed Mr. Duggan, the Pharmacyclics board of directors concluded that combining with a larger strategic partner might be the most effective way to maximize value to the Pharmacyclics stockholders. As a result, the Pharmacyclics board of directors authorized Pharmacyclics’ senior management to engage in discussions with financial advisors, to conduct an orderly strategic process with those potential partners most likely and able to consummate a transaction, to explain to such potential partners in detail the factors driving the potential upside of the Pharmacyclics business, and to evaluate further whether such a combination would be in the best interests of Pharmacyclics’ stockholders.

On December 7, 2014, during the American Society of Hematology’s Annual Meeting, Mr. Duggan and Ms. Zanganeh met with representatives of Centerview Partners LLC (“Centerview”), another investment bank with whom the Company maintained regular contact, to discuss industry trends and market perspectives on Pharmacyclics. Representatives of Centerview stated that in regular dialogue multiple pharmaceutical companies had informally expressed a potential interest in a possible strategic transaction with Pharmacyclics. The meeting included a discussion regarding planning, timelines and strategies for a potential bid solicitation process for a potential merger or other business combination involving Pharmacyclics.

On December 10, 2014, Mr. Duggan and Ms. Zanganeh met with a representative of J.P. Morgan, during which the participants discussed whether one or more pharmaceutical companies might have a potential interest in a possible strategic transaction with Pharmacyclics. The meeting included a discussion regarding planning, timelines and strategies for a potential bid solicitation process for a potential merger or other business combination involving Pharmacyclics. It was discussed that the upcoming J.P. Morgan Healthcare Conference would be a logical time to arrange senior management meetings for Mr. Duggan with senior representatives of potentially interested parties.

On December 10, 2014, Mr. Duggan informed a senior executive of a pharmaceutical company (referred to as “Party A”) that there was a strong likelihood that Pharmacyclics was being viewed as a potential merger partner by several pharmaceutical companies. Mr. Duggan inquired as to whether Party A would be interested in being a part of a bid solicitation process, were Pharmacyclics to initiate one. Mr. Duggan was informed that Party A would respond within a day or so. On the following day, Mr. Duggan was told that Party A was very interested in participating in such a process. From December 2014 through February 2015, the Pharmacyclics senior management team developed certain financial projections, and provided such projections to J.P. Morgan and Centerview.

On December 16, 2014, Mr. Duggan and Ms. Zanganeh discussed with executives of Party A timing and logistics of conducting due diligence and scheduling sessions with the management teams.

Also on December 16, 2014, and again on December 19, 2014, Mr. Duggan, Ms. Zanganeh and Mr. Manmeet Soni, the chief financial officer of Pharmacyclics, met with representatives of Centerview to discuss planning, timelines and strategies for a potential solicitation process for a sale of the Company.

Between December 20, 2014 and January 9, 2015, members of Pharmacyclics senior management met with representatives of Centerview and J.P. Morgan on various occasions to continue discussions regarding planning, timelines and strategies for a potential solicitation process for a potential merger or other business combination involving Pharmacyclics.

From January 6, 2015 to January 11, 2015, the Pharmacyclics senior management team, together with representatives of Centerview and J.P. Morgan, discussed the potential list of pharmaceutical companies that would be most likely to be interested in, and have the financial capacity to consummate, a merger with Pharmacyclics. The Pharmacyclics senior management team considered that, based in part on input from Centerview and J.P. Morgan, for a variety of reasons, including financial capability or potential strategic fit with Pharmacyclics, the most likely interested parties consisted of five major pharmaceutical companies: Party A (with whom contact had already been initiated, as described above), AbbVie, Party B, Party C and Party D.

In January 2015, Mr. Duggan discussed the parties identified by the Pharmacyclics senior management team and Centerview and J.P. Morgan with several members of the Pharmacyclics board of directors on an individual basis and each of those members of the Pharmacyclics board of directors confirmed the Pharmacyclics senior management team’s conclusions.

Representatives of Centerview contacted representatives of Party C and Party B on January 9, 2015 and January 10, 2015, respectively, in each case to gauge each party’s interest in exploring a potential merger with Pharmacyclics.

On January 12, 2015, at the J.P. Morgan Healthcare Conference, Mr. Duggan delivered a presentation to conference attendees regarding the progress and prospects at Pharmacyclics. In the presentation, Mr. Duggan disclosed that for the fourth quarter of 2014, Pharmacyclics achieved preliminary results of approximately $185 million in U.S. net product revenue for IMBRUVICA® (ibrutinib), and that for 2015, Pharmacyclics anticipated U.S. net product revenue of approximately $1 billion for IMBRUVICA® (ibrutinib). The revenue forecast was based on the expectation that IMBRUVICA® (ibrutinib) would receive FDA approval for an additional indication in Waldenstroms macroglobulinemia, a type of non-Hodgkin lymphoma, in the near future and that Pharmacyclics expected very positive results from a front-line chronic lymphocytic leukemia trial to be announced in mid-2015. The positive prospects of Pharmacyclics were also bolstered by clinical successes involving the use of IMBRUVICA® (ibrutinib) in combination with other drugs in the field of hematology, as well as additional early pre-clinical results from the use of IMBRUVICA® (ibrutinib) in combination with multiple other novel therapies in the field of solid cancer tumors. Mr. Duggan finally reported that clinical data from patients taking IMBRUVICA® (ibrutinib) as a therapy for graft-versus-host-disease were uniformly positive and that such results validated the potential to explore the use of IMBRUVICA® (ibrutinib) across a variety of additional indications.

On January 12, 2015 and January 14, 2015, Mr. Duggan, Ms. Zanganeh and Mr. Soni met with other senior executives from Party A regarding preliminary due diligence and employee retention matters related to a potential merger transaction.

On January 12, 2015, J.P. Morgan first contacted AbbVie to solicit its interest in a potential merger with Pharmacyclics. Late that day, representatives of Centerview introduced Mr. Duggan and Ms. Zanganeh to a senior executive of Party B.

On January 13, 2015, senior executives of Pharmacyclics and Party B met on two occasions. In the first meeting, attended by Mr. Duggan, Ms. Zanganeh and senior executives from Party B, the parties discussed the Pharmacyclics drug pipeline and potential collaboration opportunities. In the second meeting, attended by the individuals from the first meeting, and joined by a representative of Centerview and another senior executive from Party B, Mr. Duggan and Ms. Zanganeh provided an overview of Pharmacyclics and its current status and outlook. Representatives of Party B expressed strong interest in exploring a potential merger with Pharmacyclics.

On January 15, 2015, representatives of Centerview contacted representatives of Party D to gauge Party D’s interest in exploring a potential merger with Pharmacyclics.

In mid-January through early February 2015, Pharmacyclics negotiated and executed nondisclosure agreements with each of AbbVie, Party A and Party B. Each of the nondisclosure agreements contained customary standstill provisions, which would automatically terminate upon the entry by Pharmacyclics into a definitive acquisition agreement with a third party.

On January 20, 2015, representatives of Centerview spoke with representatives of Party C, who expressed uncertainty about exploring a potential merger with Pharmacyclics at such time. After this discussion, there was no further dialogue with representatives of Party C regarding a potential merger with Pharmacyclics.

On January 20, 2015, representatives of Centerview also spoke with representatives of Party D, who said they were continuing to evaluate their level of interest in exploring a potential merger with Pharmacyclics.

On January 27, 2015, following an introduction by J.P. Morgan, Mr. Duggan and Ms. Zanganeh met with Richard A. Gonzalez, the chief executive officer of AbbVie. Mr. Duggan and Ms. Zanganeh provided an overview of Pharmacyclics’ business and operations, among other matters.

On January 29, 2015, representatives of AbbVie contacted Ms. Zanganeh to confirm AbbVie’s interest in engaging in further due diligence and discussions about a potential merger with Pharmacyclics.

On February 2, 2015, representatives of Centerview spoke with representatives of Party D, who expressed uncertainty about exploring a potential merger with Pharmacyclics at such time. After this discussion, there was no further dialogue with representatives of Party D regarding a potential merger with Pharmacyclics.

The Pharmacyclics management team delivered a series of presentations providing a more detailed overview of various aspects of Pharmacyclics’ business and operations in meetings with representatives of each of the three interested parties that occurred in the first half of February 2015, with Party A’s management presentation occurring on February 4, 2015, AbbVie’s management presentation occurring on February 9 and 10, 2015, and Party B’s management presentation occurring on February 12 and 13, 2015. At each of the management presentations, the Pharmacyclics management team presented representatives of each of the three interested parties with information regarding the latest status of Pharmacyclics’ clinical trials, as well as other operational, commercial, intellectual property, finance, legal and tax matters. The parties also had further discussions regarding employee retention matters. The initial feedback that the Pharmacyclics senior management team received from each of the three interested parties after the management presentations was very positive, and each of the three interested parties expressed strong interest in further exploring a potential merger with Pharmacyclics.

On February 13, 2015, the Pharmacyclics board of directors met and received an update from the senior management team regarding the status of discussions with the parties that were contacted on behalf of Pharmacyclics to gauge their interest in exploring a potential merger with Pharmacyclics. The senior management team reported on the strong interest from AbbVie, Party A and Party B, as well as the status of due diligence. Representatives of WSGR, legal counsel to Pharmacyclics, delivered a presentation on the Pharmacyclics board of directors’ fiduciary duties in the context of a potential sale of Pharmacyclics. The Pharmacyclics board of directors then discussed the formal engagement of Centerview and J.P. Morgan. As part of this discussion, the Pharmacyclics board of directors considered various factors and criteria, including each bank’s understanding of Pharmacyclics’ business, each bank’s leadership position in and understanding of the pharmaceutical industry, each bank’s relationships with potential merger partners and other respective capabilities and strengths. After deliberation, including consideration of the proposed fee structures, the Pharmacyclics board of directors determined that having two financial advisors who had deep experience in the pharmaceuticals industry would be conducive to attaining the highest possible stockholder value, and resolved to retain formally both firms. The Pharmacyclics board of directors then discussed the preferred consideration for the potential merger, deliberating between proposing an all-cash transaction versus a transaction that would give stockholders the choice between the certainty of cash, and the potential upside and tax free treatment of receiving stock of the merger partner in exchange for their shares of Pharmacyclics common stock.

On February 16, 2015, J.P. Morgan had its initial conversation with the financial advisor to Party A regarding the status of the solicitation process for the merger transaction.

On February 17, 2015, Mr. Duggan and Ms. Zanganeh met with senior executives of Party A and discussed various aspects of a potential transaction.

On February 18, 2015, Pharmacyclics released its fourth quarter 2014 and fiscal year 2014 financial results, announcing $492 million in net revenues from the sale of IMBRUVICA® (ibrutinib) in the United States in 2014, up from $14 million in fiscal year 2013.

On February 19, 2015, Pharmacyclics signed engagement letters with Centerview and J.P. Morgan.

On February 19, 2015, Mr. Duggan and Ms. Zanganeh met with a senior executive of Party B and discussed matters related to Pharmacyclics’ clinical trials as well as employee retention matters.

On February 20, 2015, the Pharmacyclics board of directors met and received an update from the senior management team and its advisors on the status of the ongoing discussions with each of the three interested parties. The senior management team reviewed with the Pharmacyclics board of directors its financial forecasts. Representatives of Centerview and J.P. Morgan presented to the Pharmacyclics board of directors their joint summary of the potential bid solicitation process and financial considerations relevant to a potential sale of Pharmacyclics. The Pharmacyclics board of directors discussed whether additional parties that might have an interest in merging with Pharmacyclics should be contacted, and after discussion, determined that a limited solicitation process involving only the most likely interested parties would best maximize stockholder value while minimizing the risk of leaks, management distraction and disclosure of competitively sensitive information. The Pharmacyclics board of directors further considered whether selling Pharmacyclics at the current time would be in the best interests of Pharmacyclics stockholders, and discussed the potential implications to the business if Pharmacyclics progressed with its ongoing clinical trials and if such trials continued to deliver positive results. After deliberation, the Pharmacyclics board of directors decided that on a risk-adjusted basis, and in light of the favorable macroeconomic conditions in place at such time, a merger of Pharmacyclics with a third party at this time could deliver better value to the Pharmacyclics stockholders than the value offered by continuing to execute Pharmacyclics’ strategic plan, if Pharmacyclics were to achieve an attractive valuation in the current potential bid solicitation process. Finally, the Pharmacyclics board of directors discussed the desired structure for the transaction, and after deliberation, decided that the ideal transaction form would be a transaction that would give stockholders the choice between the certainty of value offered by cash, and the potential upside and tax free treatment of receiving stock of the merger partner in exchange for their shares of Pharmacyclics common stock.

Also, on February 20, 2015, after conclusion of the Pharmacyclics board of directors meeting, Pharmacyclics’ financial advisors, at the direction of the Pharmacyclics board of directors, delivered a letter to each of the three interested parties requesting the submission of a proposal to merge with Pharmacyclics by March 3, 2015. The letter stated that the Company’s preference was to enter into a tax-free transaction for its stockholders that would allow its stockholders to participate in the continued success of IMBRUVICA® (ibrutinib) through a meaningful portion of stock in any merger.

On or around February 23, 2015, each of the three interested parties received a draft merger agreement prepared by WSGR, which reflected a transaction structured as an exchange offer in which the Pharmacyclics stockholders would have the right to elect to receive cash, stock or a mix of cash and stock, with the exchange of stock intended to occur without triggering any U.S. federal income taxes. The number of shares of the merger partner’s stock would be determined as a fixed value based on the trading price of the merger partner’s stock at closing. The termination fee payable by Pharmacyclics in specified circumstances, including if the agreement was terminated in order to accept a superior proposal, would be 2% of the transaction value.

In late February 2015, the Pharmacyclics management team hosted additional due diligence sessions with representatives of each of the three interested parties. The due diligence sessions covered a broad range of topics related to Pharmacyclics’ business and operations, including drug pipeline, research and development, clinical programs, human resources, intellectual property, tax, finance and legal matters. Party B representatives attended sessions from February 21 through 24, 2015, Party A representatives attended sessions from February 23 through 24, 2015, and AbbVie representatives attended sessions from February 24 through 25, 2015.

On February 23, 2015, Mr. Duggan, Ms. Zanganeh and Mr. Soni met with senior executives of Party A to discuss employee retention and other human resource matters and research & development matters.

On February 25, 2015, Mr. Duggan and Ms. Zanganeh met again with Mr. Gonzalez of AbbVie to discuss the potential transaction, including AbbVie’s potential growth and the potential post-closing integration of Pharmacyclics into AbbVie’s operations.

On February 25, 2015, Bloomberg issued a news report that Pharmacyclics was exploring options, including a sale of the company valuing Pharmacyclics between $17 billion to $18 billion. Pharmacyclics’ share price rose from $188 per share to $220 per share, a 17% gain, on sharply increased trading volume. On February 26 and 27, 2015, in light of the Bloomberg article, and at the direction of Pharmacyclics, Centerview and J.P. Morgan instructed each of the three interested parties that, although each of their proposals to merge with Pharmacyclics were still requested by March 3, 2015, each of them would be permitted to submit preliminary proposals, and were encouraged to submit their proposed revisions to the merger agreement, in advance of that date, with the goal of signing and announcing a transaction in the second half of the week of March 1, 2015.

On February 27, 2015, the Pharmacyclics board of directors met and received an update on the status of the ongoing discussions with each of the three interested parties, including the proposed accelerated timeline for the bid solicitation process.

On February 28, 2015, the legal counsel to Party B submitted a revised merger agreement to WSGR. Party B’s revised merger agreement provided for an exchange offer to acquire Pharmacyclics, with total stock consideration not to exceed 40% of the total consideration and cash consideration not to exceed 60% of the total consideration. In addition, Party B proposed a termination fee equal to 3.5% of the transaction value.

That same day, on behalf of AbbVie, Wachtell, Lipton, Rosen & Katz (referred to as “Wachtell Lipton”), legal counsel to AbbVie, submitted a revised merger agreement to WSGR. The revised merger agreement proposed an unspecified mix of cash and stock consideration, with the ability of Pharmacyclics stockholders to elect their preferred form of consideration, and a single-step merger structure. The structure included an unspecified collar around AbbVie’s share price for purposes of calculating the stock consideration. In addition, AbbVie’s revised merger agreement included a termination fee equal to 4% of the transaction value.

For the next few days, negotiations were conducted with representatives of each party’s respective legal counsel.

On March 2, 2015, senior executives of Party A met with Mr. Duggan, Ms. Zanganeh and Mr. Soni and outlined the terms of a proposed transaction. Party A proposed that it would make an offer to acquire all of the outstanding shares of Pharmacyclics stock for cash and stock consideration valued at $225 per share. Party A’s proposed transaction would allow Pharmacyclics’ stockholders to elect to receive either cash or new equity interests in an acquisition vehicle that would own Pharmacyclics, with the equity interest being exchangeable in the future for Party A’s stock, and not to exceed 20% of the total consideration and the exchange ratio being subject to a symmetrical 10% fixed value collar. The senior executives of Party A explained that the stock portion of the consideration was intended to be delivered on a tax-free basis. The Party A representatives also indicated that it could potentially offer a higher price in an all-cash transaction.

On March 2, 2015, Mr. Duggan, Ms. Zanganeh and Mr. Soni met with senior executives of Party B, during which the senior executives of Party B outlined generally the value proposition offered by Party B, including making an offer to acquire all of the outstanding shares of Pharmacyclics stock for cash and stock consideration valued at $240 per share. Party B acknowledged that the merger agreement negotiations had been substantially completed, and agreed to provide Pharmacyclics’ stockholders with a total mix of consideration of 57.5% cash and 42.5% stock. In addition, Party B agreed to a termination fee equal to 3% of the transaction value.

Also on March 2, 2015, Mr. Duggan, Ms. Zanganeh and Mr. Soni met with Mr. Gonzalez, the chief executive officer of AbbVie, during which Mr. Gonzalez outlined generally the value proposition offered by AbbVie, including making an offer to acquire all of the outstanding shares of Pharmacyclics stock for cash and stock consideration valued at $250 per share, with $145 per share (equivalent to 58% of the total consideration) in cash and $105 per share (equivalent to 42% of the total consideration) in AbbVie common stock. The number of shares of AbbVie common stock would be determined on a fixed value with no collar around AbbVie’s share price, and Pharmacyclics stockholders would have the right to elect all cash consideration or all stock consideration, subject to proration in the event of oversubscription.

On the afternoon of March 2, 2015, Wachtell Lipton delivered a further revised merger agreement to WSGR, which now contemplated, among other things, an exchange offer structure with no collar around AbbVie’s stock price and a proposed termination fee equal to 3.75% of the transaction value.

Also on the afternoon of March 2, 2015, Party A’s legal counsel delivered a revised merger agreement to WSGR. Party A’s revised merger agreement proposed a cash-stock election, with the total stock consideration not to exceed 20% of the total consideration. The stock consideration would consist of new equity interests in the form of a preferred instrument in a new subsidiary of Party A that would own Pharmacyclics, with the equity interests being exchangeable for Party A’s stock after a one-year holding period. The revised merger agreement proposed a one-step merger and a termination fee equal to 3% of the transaction value.

On the evening of March 2, 2015, the Pharmacyclics board of directors met with senior management and Pharmacyclics’ legal counsel to consider all three proposals. At the time of the meeting, AbbVie’s offer included the highest per-share consideration; however, the Pharmacyclics board of directors took into consideration Party A’s indication that it could potentially offer a higher price in an all-cash transaction. The Pharmacyclics board of directors considered the fact that removing the stock component would limit the flexibility of Pharmacyclics’ stockholders to elect the form of consideration—including depriving Pharmacyclics’ stockholders the opportunity to participate in any future upside in IMBRUVICA® (ibrutinib). After deliberation, the Pharmacyclics board of directors instructed Pharmacyclics’ advisors to inform Party A that Pharmacyclics preferred a transaction on the terms outlined in the February 20, 2015 letter as opposed to an all-cash transaction.

On the morning of March 3, 2015, the Pharmacyclics board of directors met and further discussed with senior management and Pharmacyclics’ financial advisors and legal counsel various aspects of the three proposals and the approaches to drawing the bid solicitation process to a conclusion in a manner that would maximize stockholder value. After careful deliberation, the Pharmacyclics board of directors determined that reaching a final conclusion quickly was of paramount importance and would be most likely to maximize stockholder value, because it would motivate bidding parties to offer their maximum potential bid. Accordingly, the Pharmacyclics board of directors instructed Pharmacyclics’ financial advisors and management to solicit “best and final” offers from the three interested parties. In addition, the Pharmacyclics board of directors discussed the terms of a proposed severance plan. The proposed severance plan contemplated severance in the amount of twelve months’ base pay and bonuses, plus COBRA benefits, payable to individuals whose employment with Pharmacyclics terminated during the 24 months after a change in control transaction, with customary exceptions. In addition, the proposed severance plan contemplated payments to employees who would be subject to excise taxes under Section 280G of the Code as a result of the transaction, with the amount of such payments to be sufficient to eliminate the impact of such excise taxes on such individual’s receipt of proceeds from the transaction.

On March 3, 2015, Pharmacyclics’ financial advisors delivered a letter to each of Party A, Party B and AbbVie. In the letter, each party was invited to conduct final due diligence after confirming that the merger agreement was in a form that the party would be prepared to execute. In addition, each party was requested to submit best and final offers on March 4, 2015, together with a final merger agreement and other related documents duly executed by such party.

On the afternoon of March 3, 2015, the Pharmacyclics board of directors met and was provided with an update on the status of the negotiations with the three interested parties from the senior management team and representatives of WSGR.

On March 3 and 4, 2015, representatives of WSGR negotiated the terms of merger agreements with legal counsel for each of Party A, Party B and AbbVie.

In the early afternoon of March 4, 2015, Pharmacyclics received best and final offers from each of the three bidders, together with a merger agreement duly executed by such bidder. Party B’s best and final offer was valued at $250 per share, with 42.5% of the total consideration in the form of stock and 57.5% of the total consideration in the form of cash. Party A’s best and final offer was an all-cash transaction at a purchase price of $250 per share. AbbVie’s best and final offer was valued at $261.25 per share, with approximately 41.7% of the total consideration in the form of stock and 58.3% of the total consideration in the form of cash.

On the afternoon of March 4, 2015, the Pharmacyclics board of directors convened to consider the best and final offers. Also participating were certain members of Pharmacyclics’ management and representatives of Centerview, J.P. Morgan and WSGR. Representatives of WSGR reviewed with the Pharmacyclics board of directors its fiduciary duties in considering a merger of Pharmacyclics with a third party. Representatives of Centerview and J.P. Morgan began by reviewing the proposals received by each of the three parties, explaining that each bidder had been instructed to make a “best and final” offer, which would not be subject to further negotiations or counteroffers. The Pharmacyclics board of directors reviewed the proposals, including a summary of each of the proposed merger agreements. After discussion, the Pharmacyclics board of directors concluded that AbbVie’s proposal, together with the terms of the proposed merger agreement with AbbVie, represented a transaction that was superior to the proposals submitted by Party A and Party B and that entry into a transaction with AbbVie on such terms was in the best interests of Pharmacyclics stockholders.

Representatives of WSGR then provided a detailed review of the terms of the proposed merger agreement with AbbVie. Representatives of Centerview and J.P. Morgan reviewed with the Pharmacyclics board of directors the terms of the proposed transaction from a financial point of view. Following this presentation, representatives of Centerview and J.P. Morgan delivered to the Pharmacyclics board of directors their respective oral opinions, subsequently confirmed in writing, that, as of the date of March 4, 2015 and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing their respective written opinions, the aggregate merger consideration to be paid to the holders of Pharmacyclics shares (other than certain Pharmacyclics shares specified in the respective opinions) was fair, from a financial point of view, to such holders. For more information about Centerview’s and J.P. Morgan’s respective opinions, see below under the headings “—Opinion of Centerview Partners LLC” and “—Opinion of J.P. Morgan Securities LLC.” After discussing potential reasons for and against the proposed transaction (see below under the heading “— Pharmacyclics’ Reasons for the Offer and the Merger”), the Pharmacyclics board of directors unanimously determined that the offer and the merger and the other transactions contemplated by the merger agreement were at a price and on terms that were fair to, advisable and in the best interests of Pharmacyclics and its stockholders, approved the offer, the merger and merger agreement and recommended that Pharmacyclics’ stockholders tender their shares in the offer. The Pharmacyclics board of directors also adopted a resolution authorizing amendments to Pharmacyclics’ bylaws to provide that courts in Santa Clara County, California would be the exclusive forum for derivative claims brought on behalf of Pharmacyclics, claims asserting breaches of fiduciary duties or arising from the DGCL or Pharmacyclics’ charter or bylaws, and certain other types of claims. The Pharmacyclics board of directors also approved the proposed severance plan for employees of the Pharmacyclics described above.

On March 4, 2015, following the Pharmacyclics board of directors meeting, Pharmacyclics and AbbVie finalized the merger agreement and related schedules and agreements and executed the merger agreement and related agreements in connection with the transaction.

Following the close of markets in the United States on March 4, 2015, AbbVie and Pharmacyclics jointly announced the transaction.

Pharmacyclics’ Reasons for the Offer and the Merger

In evaluating the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, the Pharmacyclics board of directors consulted with Pharmacyclics’ senior management, as well as Centerview and J.P. Morgan. In the course of reaching its determination that the offer and the merger are in the best interests of Pharmacyclics stockholders, and its recommendation that Pharmacyclics stockholders accept the offer and tender their Pharmacyclics shares into the offer, the Pharmacyclics board of directors considered numerous factors, including the following material factors and benefits of the offer and the merger, each of which the Pharmacyclics board of directors believed supported its unanimous determination and recommendation:

•	Offer Price. The Pharmacyclics board of directors considered:

-	the fact that the offer price represented a 39% premium to the closing trading price of Pharmacyclics shares on February 24, 2015, the last trading day before Bloomberg published a market rumor stating that Pharmacyclics was exploring options, including a sale of the company valuing Pharmacyclics between $17 billion and $18 billion, and a 62% premium over the volume weighted average price of Pharmacyclics shares for the thirty-trading day period ending February 24, 2015;

-	the fact that the trading price of Pharmacyclics shares has never exceeded the offer price;

-	the highly competitive bidding process that Pharmacyclics and its financial advisors conducted; and

-	the Pharmacyclics board of directors’ belief that it had obtained AbbVie’s best and final offer, which was $11.25 per share higher than its initial proposal and any other offer received, and that, as of the date of the merger agreement, the offer price represented the highest per-share consideration reasonably obtainable.

•	Business and Financial Condition of Pharmacyclics; Risks of Execution in a Highly Competitive, Rapidly Evolving Marketplace. The Pharmacyclics board of directors considered the current and historical financial condition, results of operations, business, competitive position and prospects of Pharmacyclics. Additionally, the Pharmacyclics board of directors also considered a number of other factors, including:

-	Timing. The Pharmacyclics board of directors considered prevailing market conditions and industry trends, including (1) the interest rate environment, including the fact that interest rates on ten-year government bonds and AA rated corporate debt were near or at historic lows, (2) the fact that the stock indexes for the biotechnology industry, NASDAQ and the Standard & Poor 500 were all near or at historic highs, (3) the fact that the price-to-earnings ratios and price-to-sales ratios at which biotechnology stocks were trading were all near or at historic highs, and (4) the fact that market sentiment was generally near or at historic highs in the biotechnology segment;

-	Product Pipeline. In order to drive future growth, Pharmacyclics would need to search for and develop additional products and compounds, which involves significant risk, capital and broad scientific management expertise;

-	Infrastructure. Pharmacyclics would need to greatly expand its logistical infrastructure to realize the full value and potential of its product portfolio and to compete with other participants in its industry, many of which were significantly larger than Pharmacyclics;

-	Industry Dynamics. The fast-paced nature of innovation of new treatments and compounds in the pharmaceutical industry, including the risk that one or more treatments and compounds unknown to Pharmacyclics could one day supplant a Pharmacyclics product as the leading treatment for a given indication;

-	CEO Succession. The Pharmacyclics board of directors considered the possibility of needing to identify a successor to Mr. Duggan as Pharmacyclics’ chief executive officer and the risk associated with finding a suitable candidate with the ability and expertise to take Pharmacyclics to the next stage of its development and growth;

-	Strong Partnership. In the view of the Pharmacyclics board of directors, AbbVie has an excellent management team, is well capitalized and has the infrastructure to realize the full potential of Pharmacyclics’ product portfolio, including the further development and application of Pharmacyclics’ product portfolio; and

-	Future Success. Given the stock component of the offer and the merger, Pharmacyclics stockholders will continue to be able to participate in Pharmacyclics’, as well as AbbVie’s, future success.

•	Strategic Alternatives Process. The Pharmacyclics board of directors’ belief that the value offered to Pharmacyclics stockholders in the offer, the merger and the other transactions contemplated by the merger agreement were more favorable to Pharmacyclics stockholders than the potential value of remaining an independent public company and that the offer price obtained was the highest that was reasonably attainable. This belief was supported in part by the results of the Pharmacyclics board of directors’ strategic alternatives process through which the parties that were believed to be the most able and willing to pay the highest price for Pharmacyclics were solicited, including being given an opportunity to make a best and final offer, understanding that they would not be permitted to further improve or negotiate their offers.

•	Centerview’s and J.P. Morgan’s Opinions and Related Analyses. The Pharmacyclics board of directors considered Centerview’s and J.P. Morgan’s oral opinions, subsequently confirmed in writing by each, to the Pharmacyclics board of directors to the effect that, based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview and J.P. Morgan, as set forth in their respective written opinions, the aggregate merger consideration to be paid to the Pharmacyclics stockholders (other than certain Pharmacyclics shares specified in such opinion) pursuant to the merger agreement was fair from a financial point of view to such holders, as more fully described below in “—Opinion of Centerview Partners LLC” and “—Opinion of J.P. Morgan Securities LLC.” The Pharmacyclics board of directors was aware that each of Centerview and J.P. Morgan became entitled to certain fees upon rendering of their respective opinions and will become entitled to additional fees upon consummation of the merger, as more fully described below in “—Opinion of Centerview Partners LLC” and “—Opinion of J.P. Morgan Securities LLC.”

•	Election of Consideration; Potential Participation in Growth. The Pharmacyclics board of directors considered the ability of Pharmacyclics stockholders in the offer to elect to receive the mixed consideration, the all-cash consideration or the all-stock consideration, or a combination thereof, subject to proration as provided in the merger agreement. The ability to choose cash consideration will offer Pharmacyclics stockholders certainty as to the value of that consideration, while the ability to choose shares of AbbVie common stock as consideration will offer potential “tax-free” treatment to the receipt of such shares, as well as the ability to participate in the future growth of AbbVie and, indirectly, Pharmacyclics.

•	Likelihood of Completion; Certainty of Payment. The Pharmacyclics board of directors considered its belief that the offer and the merger will likely be consummated, based on, among other factors:

-	the absence of any financing condition to consummation of the offer or the merger;

-	the reputation and financial condition of AbbVie, including the strong debt commitment letter it received;

-	Pharmacyclics’ ability to request the Delaware Court of Chancery to specifically enforce the merger agreement, including the consummation of the offer and the merger; and

-	Pharmacyclics’ ability under the merger agreement to pursue damages.

•	Other Terms of the Merger Agreement. The Pharmacyclics board of directors considered other terms of the merger agreement, which are more fully described in the prospectus/offer to exchange under the caption “Merger Agreement”. Certain provisions of the merger agreement that the Pharmacyclics board of directors considered important included:

-	Tender Offer Structure. The Pharmacyclics board of directors considered the fact that the offer followed by the merger for the same cash and/or stock consideration would likely enable Pharmacyclics stockholders the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction.

-	Ability to Respond to Certain Unsolicited Acquisition Proposals. The merger agreement permits the Pharmacyclics board of directors, in furtherance of the exercise of its fiduciary duties under Delaware law, to engage in negotiations or discussions with third parties regarding alternative transactions under certain circumstances;

-	Change of Recommendation. Under certain circumstances, the Pharmacyclics board of directors has the right to change or withdraw its recommendation to Pharmacyclics stockholders;

-	Fiduciary Termination Right. The Pharmacyclics board of directors may terminate the merger agreement to accept a superior proposal, if certain conditions are met, subject to the payment of the termination fee to AbbVie;

-	Conditions to Consummation of the Offer and the Merger; Likelihood of Closing. The fact that Purchaser’s obligations to purchase (and AbbVie’s obligation to cause Purchaser to purchase) Pharmacyclics shares in the offer and to close the merger are subject to limited conditions, and that the offer and the merger are reasonably likely to be consummated; and

-	Extension of Offer Period. The fact that the Purchaser must extend the offer for one or more periods until the offer conditions have been satisfied.

•	Appraisal Rights. The Pharmacyclics board of directors considered the availability of statutory appraisal rights under Delaware law in connection with the merger for Pharmacyclics stockholders.

In reaching its determinations and recommendations described above, the Pharmacyclics board of directors also considered the following potentially negative factors:

•	Non-Solicitation Covenant. The Pharmacyclics board of directors considered that the merger agreement imposes restrictions on soliciting competing acquisition proposals from third parties.

•	Termination Fees. The Pharmacyclics board of directors considered the fact that Pharmacyclics must pay AbbVie a termination fee of $680,000,000 in cash if the merger agreement is terminated under certain limited circumstances.

•	Interim Operating Covenants. The Pharmacyclics board of directors considered that the merger agreement imposes restrictions on the conduct of Pharmacyclics’ business prior to the consummation of the offer.

•	Risks the Offer and Merger May Not Be Completed. The Pharmacyclics board of directors considered the risk that the conditions to the offer may not be satisfied and that, therefore, Pharmacyclics shares may not be purchased pursuant to the offer and the merger may not be consummated. The Pharmacyclics board of directors also considered the risks and costs to Pharmacyclics if the offer and the merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business relationships and the potential effect on the trading price of the Pharmacyclics shares.

•	Interests of Directors and Executive Officers. The Pharmacyclics board of directors considered the potential conflict of interest created by the fact that Pharmacyclics’ executive officers and directors have financial interests in the transactions contemplated by the merger agreement, including the offer and the merger, as more fully described in “The Offer—Interests of Certain Persons in the Offer and the Merger.”

•	Regulatory Approval. The Pharmacyclics board of directors considered the regulatory approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) in the United States, that would be required to consummate the offer and the merger, as well as the likelihood of receiving such approval.

•	Participation in Future Growth. The Pharmacyclics board of directors considered the fact that those Pharmacyclics stockholders who receive cash consideration, either because of an affirmative election or because of subsequent proration, will not be able to participate in the future growth of Pharmacyclics or IMBRUVICA® (ibrutinib).

The foregoing discussion of the factors considered by the Pharmacyclics board of directors is intended to be a summary, and is not intended to be exhaustive, but rather includes the material factors considered by the Pharmacyclics board of directors. After considering these factors, the Pharmacyclics board of directors concluded that the positive factors relating to the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, substantially outweighed the potential negative factors. The Pharmacyclics board of directors collectively reached the conclusion to approve the merger agreement and the related transactions, including the offer and the merger, in light of the various factors described above and other factors that the members of the Pharmacyclics board of directors believed were appropriate. In view of the wide variety of factors considered by the Pharmacyclics board of directors in connection with its evaluation of the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, and the complexity of these matters, the Pharmacyclics board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Pharmacyclics board of directors made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender

To Pharmacyclics’ knowledge, after making reasonable inquiry, all of Pharmacyclics’ executive officers and directors currently intend to validly tender or cause to be validly tendered pursuant to the offer all Pharmacyclics shares held of record or beneficially owned by such persons immediately prior to the expiration of the offer, as it may be extended (other than Pharmacyclics shares for which such holder does not have discretionary authority). The foregoing does not include any Pharmacyclics shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Projected Financial Information

Our senior management does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its strategic planning process, including, without limitation, its due diligence process and evaluation of the offer, the merger and the other transactions contemplated by the merger agreement, as described in this Schedule 14D-9, our senior management prepared financial projections for calendar years 2015 through 2028, and these projections were provided to the Pharmacyclics board of directors, J.P. Morgan and Centerview, as well as to participants in the solicitation process during their evaluation of the offer, the merger and the other transactions contemplated by the merger agreement. To give our stockholders access to certain nonpublic information that was available to our board of directors at the time of the evaluation of the offer, the merger and the other transactions contemplated by the merger agreement, we have included these projections below.

These projections were developed from historical financial statements and a series of our independent assumptions and estimates related to future trends and did not give effect to any changes or expenses as a result of the offer, the merger or the other transactions contemplated by the merger agreement or any other effects of the offer, the merger and the other transactions contemplated by the merger agreement. The projections included below were prepared solely for internal use and were not prepared with a view toward public disclosure or compliance with published guidelines of the Securities and Exchange Commission or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles, or GAAP. The inclusion of these projections in this Schedule 14D-9 should not be regarded as an indication that the Pharmacyclics board of directors, J.P. Morgan, Centerview, any of their respective affiliates, or any other recipient of this information considered, or now considers, such projections to be a reliable prediction of future results or any actual future events. Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has neither examined, compiled nor performed any procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in our most recent Annual Report on Form 10-K relates to the Company’s historical financial information. It does not extend to the projected financial information included herein and should not be read to do so. None of us, J.P. Morgan, Centerview, any of our or their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections included below. Except as required by applicable securities laws, none of us, J.P. Morgan, Centerview or any of our or their respective affiliates intends to, and each of them disclaims any obligations to, update, revise or correct the projections if they are or become inaccurate (in the long term or the short term).

Our future financial results may materially differ from those expressed in these projections due to factors that are beyond our ability to control or predict. We cannot assure you that any of these projections will be realized or that our future financial results will not materially vary from the projections. The projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

Furthermore, while presented with numerical specificity, the projections necessarily are based on numerous assumptions, many of which are beyond our control and difficult to predict, including with respect to industry performance, competitive factors, industry consolidation, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, which assumptions may not prove to have been, or may no longer be, accurate. The projections do not take into account any circumstances or events occurring after the date they were prepared, including the March 4, 2015 announcement of the offer and the merger or subsequent integration planning activities. In addition, the projections do not take into account the effect of any failure of the offer, the merger and the other transactions contemplated by the merger agreement to occur and should not be viewed as accurate or continuing in that context.

The projections were prepared from December 2014 to February 2015 in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared. The projections cover multiple years, and such information by its nature becomes less reliable with each successive year. They should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

Management estimated financial projections for calendar years 2015-2028 based on, in part, industry historical success rates for investigational drugs as set forth in Hays et al, “Clinical Development Success Rates for Investigational Drugs.” Nature Biotechnology, 2014 (the “Hay Study”). Among other factors, key contributing factors influencing the probability of clinical success included the status of the clinical program, existing pre-clinical proof in vitro and in vivo, clinical phase of the development, line of therapy and use in patients, existing status of regulatory filings, existing standards of care and the cost benefit analysis, emergence of new therapies and their expected results and approvals, reimbursement by third party payers, observed patient benefits and outcomes, probability of adverse events, duration of patient benefits and therapy, patent expiry, and potential for patent term extension.

The probability of success using the influencing factors as discussed above ranged across 18 potential indications from as low as 13% to as high as 100% depending on the application of the factors above to the particular indication.

Many industry analysts use a model that assumes that generally 60% of revenues for cancer therapies will be attributable to US sales and 40% attributable to sales outside the United States (“OUS”). The actual split for any cancer therapy depends on numerous variables such as the number of patients living in each market, the standards of care, pricing, insurance coverage in each market, the forecasted period and many other influencing factors. The incidence of patients within the major histologies pursued by IMBRUVICA® (ibrutinib) is 83,700 patients in the US versus 100,400 patients OUS as shown in our corporate deck located on our website at http://files.shareholder.com/downloads/PCYC/3996190197x0x779048/306E0AD1-EA5E-4122-9069-5B7EA5A868BE/Corporate_Presentation.PDF. Adjusting these numbers by a 2014 assessed 30% price differential for established drugs used in Western countries, the total available market US versus OUS is 55% versus 45% in the G6 countries. (See page 35 of the IMS 2014 global oncology trend report for the price differential US/EU).

Generally the percentages of US revenue and OUS revenue in projections used ranged from approximately 42-68% for the US markets and 32-58% for the OUS markets. With respect to IMBRUVICA® (ibrutinib), however, 100% of the revenue from OUS sales is recorded as revenue by Janssen pursuant to the collaboration agreement. Any revenue recorded by Pharmacyclics with respect to OUS sales of IMBRUVICA® (ibrutinib) is calculated as 50% of the overall commercial profit as set forth in the collaboration agreement with respect to OUS sales of IMBRUVICA® (ibrutinib). As a result, Pharmacyclics’ share of the revenue from OUS sales with respect to IMBRUVICA® (ibrutinib) is less than the percentages noted above for revenue from OUS sales with respect to IMBRUVICA® (ibrutinib).

IMBRUVICA® (ibrutinib) product revenue assumptions were based on key contributing factors influencing the probability of clinical success and use such as, among others, the status of the clinical program, existing pre-clinical proof in vitro and in vivo, clinical phase of the development, line of therapy and use in patients, existing status of regulatory filings, existing standards of care and the cost benefit analysis, emergence of new therapies and their expected results and approvals, reimbursement by third party payers, observed patient benefits and outcomes, probability of adverse events, duration of patient benefits and therapy, patent expiry, and potential for patent term extension.

Management calculated financial projections for calendar years 2015-2028 based, in part, on industry historical success rates for investigational drugs as set forth in the Hay Study.

Management calculated the probability of success using the influencing factors across 18 potential indications to be as low as 13%, as high as 100% or somewhere in between based on the indication.

The inclusion of the projections below should not be deemed an admission or representation by us, J.P. Morgan, Centerview or any of our or their respective affiliates with respect to such projections or that the projections included are viewed by us, J.P. Morgan, Centerview or any of our or their respective affiliates as material information regarding Pharmacyclics, and in fact we view the projections as non-material because of the inherent risks and uncertainties associated with such long range projections. The projections are not being included in this document to influence your decision whether to tender your Pharmacyclics shares in the offer, but because such projections, or portions of these projections, were provided to our board of directors, or calculated based on information provided to our board of directors and our financial advisors, J.P. Morgan and Centerview. The information from the projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Pharmacyclics contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in our projections, stockholders are cautioned not to place undue, if any, reliance on the projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Pharmacyclics shares in the offer.

The following table presents selected unaudited prospective financial data:

	Year End December 31,
($ in millions)	2015E		2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Total World Wide Imbruvica Product Revenue[1]	$1,513		$2,710	$3,777	$4,909	$6,269	$7,855	$9,297	$10,172	$10,636	$10,670	$10,373	$9,926	$9,464	$2,687
Total Revenue to Pharmacyclics[2]	$1,250		$2,210	$2,921	$3,734	$4,717	$5,972	$7,071	$7,737	$8,075	$8,099	$7,885	$7,577	$7,353	$1,808
Adjusted Operating Income[3]	$123	[4]	$805	$1,235	$1,811	$2,456	$3,139	$3,757	$4,118	$4,321	$4,334	$4,209	$4,023	$4,022	$1,092
Net Income	$1		$487	$831	$1,263	$1,734	$2,237	$2,700	$3,030	$3,219	$3,259	$3,186	$3,060	$3,090	$1,004
Unlevered Free Cash Flow[5]	$103		$610	$972	$1,430	$1,936	$2,448	$2,920	$3,196	$3,353	$3,361	$3,259	$3,106	$3,088	$942
Stock Based Compensation	$(74)		$(93)	$(112)	$(115)	$(119)	$(122)	$(126)	$(130)	$(119)	$(107)	$(99)	$(91)	$(63)	$(16)

[1]	Total World Wide Imbruvica Product Revenue is defined as total U.S. IMBRUVICA® (ibrutinib) product revenue (which is recognized in our consolidated financial statements under GAAP) and international product revenue recorded by Janssen Biotech Inc. (“Janssen”) pursuant to the collaboration agreement between Pharmacyclics and Janssen (the “collaboration agreement”) (which is not recognized in our consolidated financial statements under GAAP, but from which our profit share (as defined in the collaboration agreement with Janssen) is calculated and which we refer to as international commercial profits which is a component of Total Revenue to Pharmacyclics).
[2]	Total Revenue to Pharmacyclics is defined as the sum of total U.S. product revenue, international commercial profits of IMBRUVICA® (ibrutinib) earned under the collaboration agreement, milestone revenues, and contract revenues.
[3]	Adjusted Operating Income excludes non-IMBRUVICA® (ibrutinib) pipeline product research and development expenses and stock based compensation expenses.
[4]	The Adjusted Operating Income estimate for the year ending December 31, 2015 is inclusive of a one-time $134 million payment due to Janssen upon a change of control regarding research and development costs for IMBRUVICA® (ibrutinib) advanced by Janssen under the collaboration agreement.
[5]	Unlevered Free Cash Flow is defined as increase to cash and cash equivalents with add-backs for the after tax impact of non-IMBRUVICA® (ibrutinib) pipeline product research and development expenses and the after tax impact of net interest income and expense.

Use of Non-GAAP Measures

Certain of the line items included in the projections constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Pharmacyclics monitors, among other financial performance measures, Adjusted Operating Income and Unlevered Free Cash Flow to help evaluate trends, establish budgets, measure the effectiveness of Pharmacyclics’ sales and marketing efforts and assess operational effectiveness and efficiencies. The presentation of the non-GAAP financial measures is not intended to be considered in isolation as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. In addition, such non-GAAP financial measures are commonly used as a basis for investors and analysts to evaluate and compare the periodic and future operating performance and value of companies within Pharmacyclics’ industry.

The following table presents a reconciliation of Adjusted Operating Income to Operating Income, the most directly comparable GAAP measure for the projections:

	Year End December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Adjusted Operating Income	$123 [6]	$805	$1,235	$1,811	$2,456	$3,139	$3,757	$4,118	$4,321	$4,334	$4,209	$4,023	$4,022	$1,092
Stock Based Compensation	$(74)	$(93)	$(112)	$(115)	$(119)	$(122)	$(126)	$(130)	$(119)	$(107)	$(99)	$(91)	$(63)	$(16)
Non-Imbruvica Pipeline Expenses	$(41)	$(50)	$(50)	$(92)	$(152)	$(174)	$(197)	$(118)	$(101)	$(84)	$(68)	$(51)	$(34)	$(17)

Operating Income	$8	$662	$1,073	$1,603	$2,185	$2,842	$3,434	$3,870	$4,101	$4,142	$4,043	$3,882	$3,925	$1,059

[6]	The Adjusted Operating Income estimate for the year ending December 31, 2015, is inclusive of a $134 million one-time payment due to Janssen upon a change of control regarding research and development costs for IMBRUVICA® (ibrutinib) advanced by Janssen under the collaboration agreement.

The following table presents a reconciliation of Unlevered Free Cash Flow to Increase in Cash and Cash Equivalents, the most directly comparable GAAP measure for the projections:

	Year End December 31,
($ in millions)	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Unlevered Free Cash Flow[7]	$103	$610	$972	$1,430	$1,936	$2,448	$2,920	$3,196	$3,353	$3,361	$3,259	$3,106	$3,088	$942
After Tax Impact of Non-IMBRUVICA® (ibrutinib) Pipeline Expenses	$(25)	$(31)	$(31)	$(56)	$(93)	$(106)	$(120)	$(72)	$(62)	$(52)	$(41)	$(31)	$(21)	$(10)
After Tax Impact of Net Interest Income and Expense	$(3)	$0	$1	$4	$10	$18	$27	$36	$47	$57	$67	$76	$86	$89
Increase in Cash and Cash Equivalents	$75	$580	$943	$1,379	$1,853	$2,359	$2,826	$3,160	$3,338	$3,366	$3,285	$3,151	$3,153	$1,020

[7]	Unlevered Free Cash Flow is defined as increase to cash and cash equivalents with add-backs for the after tax impact of non-IMBRUVICA® (ibrutinib) pipeline product research and development expenses and the after tax impact of net interest income and expense.

As noted above, the projections reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control.

Opinions of Pharmacyclics’ Financial Advisors

Opinion of Centerview Partners LLC

Pharmacyclics retained Centerview as financial advisor to the Pharmacyclics board of directors in connection with the proposed offer and merger and the other transactions contemplated by the merger agreement, which are collectively referred to as the “offer and the merger” throughout this section. In connection with this engagement, the Pharmacyclics board of directors requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Pharmacyclics shares (other than Pharmacyclics shares to be cancelled in connection with the merger, Pharmacyclics shares held by stockholders who have properly exercised and perfected dissenters’ rights under the DGCL and any Pharmacyclics shares held by any affiliate of AbbVie, which are collectively referred to as “excluded shares” throughout this section) of the aggregate mixed consideration together with the aggregate all-cash consideration and the aggregate all-stock consideration proposed to be paid to such holders, taken together (and not separately), which is referred to as “merger consideration” throughout this section, pursuant to the merger agreement.

On March 4, 2015, Centerview rendered to the Pharmacyclics board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated as of such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations described in its written opinion, the merger consideration proposed to be paid to the holders of Pharmacyclics shares (other than excluded shares) pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated March 4, 2015, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this document and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the members of the Pharmacyclics board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the offer and the merger and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Pharmacyclics shares (other than excluded shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. Centerview’s opinion did not address any other term or aspect of the merger agreement or the offer and the merger and does not constitute a recommendation to any stockholder of Pharmacyclics as to whether or not such holder should tender Pharmacyclics shares in connection with the offer, or how such stockholder or other person should otherwise act with respect to the offer and the merger or any other matter, including, without limitation, whether such stockholder should elect to receive the all-cash consideration, the all-stock consideration or the mixed consideration, or make no election, in the offer and the merger.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the merger agreement dated March 4, 2015, referred to in this summary of Centerview’s opinion as the “draft merger agreement;”

•	Annual Reports on Form 10-K of Pharmacyclics for the years ended December 31, 2014, 2013 and 2012 and Annual Reports on Form 10-K of AbbVie for the years ended December 31, 2014, 2013 and 2012;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Pharmacyclics and AbbVie;

•	certain publicly available research analyst reports for Pharmacyclics and AbbVie;

•	certain other communications from Pharmacyclics and AbbVie to their respective stockholders;

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Pharmacyclics, including certain financial forecasts, analyses and projections relating to Pharmacyclics prepared by management of Pharmacyclics and furnished to Centerview by Pharmacyclics for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Pharmacyclics forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Pharmacyclics internal data;” (for further discussion of Pharmacyclics forecasts, see “Item 4. The Solicitation or Recommendation—Projected Financial Information” and

•	certain information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of AbbVie, which are referred to in this summary of Centerview’s opinion as the “AbbVie data.”

Centerview also conducted discussions with members of the senior management and representatives of Pharmacyclics regarding their assessment of Pharmacyclics internal data and the strategic rationale for the offer and the merger, and with members of the senior management and representatives of AbbVie regarding the AbbVie data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for Pharmacyclics and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the offer and the merger with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Pharmacyclics’ consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Pharmacyclics’ direction, that Pharmacyclics internal data (including, without limitation, the Pharmacyclics forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pharmacyclics as to the matters covered thereby, and Centerview relied, at Pharmacyclics’ direction, on Pharmacyclics internal data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to Pharmacyclics internal data or the assumptions on which it was based. In addition, at Pharmacyclics’ direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Pharmacyclics or AbbVie, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Pharmacyclics or AbbVie. Centerview assumed, at Pharmacyclics’ direction, that the final executed merger agreement would not differ in any respect material to Centerview’s analysis or opinion from the draft merger agreement reviewed by Centerview. Centerview also assumed, at Pharmacyclics’ direction, that the offer and the merger will be consummated on the terms set forth in the merger agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the offer and the merger, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview further assumed, at Pharmacyclics’ direction, that the offer and the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, without adjustment to the relative mix of cash consideration and stock consideration. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Pharmacyclics or AbbVie, or the ability of Pharmacyclics or AbbVie to pay their respective obligations when they come due, or as to the impact of the offer and the merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Pharmacyclics’ underlying business decision to proceed with or effect the offer and the merger, or the relative merits of the offer and the merger as compared to any alternative business strategies or transactions that might be available to Pharmacyclics or in which Pharmacyclics might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Pharmacyclics shares (other than excluded shares) of the merger consideration to be paid to such holders pursuant to the merger agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the offer and the merger, including, without limitation, the structure or form of the offer and the merger, or any other agreements or arrangements contemplated by the merger agreement (including the support agreement) or entered into in connection with or otherwise contemplated by the offer and the merger, including, without limitation, (a) the fairness of the offer and the merger or any other term or aspect of the offer and the merger to, or any consideration to be received in connection therewith by, or the impact of the offer and the merger on, the holders of any other class of securities, creditors or other constituencies of Pharmacyclics or any other party, (b) the allocation of the merger consideration as among holders of Pharmacyclics shares who receive the all-cash consideration, the all-stock consideration or the mixed consideration, or (c) the relative fairness of the all-cash consideration, the all-stock consideration and the mixed consideration. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Pharmacyclics or any party, or class of such persons in connection with the offer and the merger, whether relative to the merger consideration to be paid to the holders of the Pharmacyclics shares (other than excluded shares) pursuant to the merger agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview expressed no view or opinion as to what the value of AbbVie common stock actually will be when issued pursuant to the offer and the merger or the prices at which Pharmacyclics shares or AbbVie common stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the offer and the merger. Centerview’s opinion does not constitute a recommendation to any stockholder of Pharmacyclics as to whether or not such holder should tender Pharmacyclics shares in connection with the offer, or how such stockholder or other person should otherwise act with respect to the offer and the merger or any other matter, including, without limitation, whether such stockholder should elect to receive the all-cash consideration, the all-stock consideration or the mixed consideration, or make no election, in the offer and the merger. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the members of the Pharmacyclics board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the offer and the merger. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Pharmacyclics board of directors in connection with Centerview’s opinion, dated March 4, 2015. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Pharmacyclics. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Pharmacyclics or any other parties to the offer and the merger. None of Pharmacyclics, AbbVie, Offeror, Merger Sub 2 or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Pharmacyclics do not purport to be appraisals or reflect the prices at which Pharmacyclics may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 3, 2015 (the last trading day before the public announcement of the offer and the merger) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on Pharmacyclics’ fully diluted outstanding Pharmacyclics shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, restricted stock units, or RSUs, and other equity awards and convertible securities) based on information provided by Pharmacyclics.

Selected Comparable Public Company Analysis

Centerview reviewed and compared certain financial information of Pharmacyclics to corresponding financial information of the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to Pharmacyclics:

•	Alexion Pharmaceuticals, Inc.

•	Vertex Pharmaceuticals Incorporated

•	BioMarin Pharmaceutical Inc.

•	Incyte Corporation

•	UCB S.A.

•	Actelion Ltd.

•	Jazz Pharmaceuticals Public Limited Company

•	Medivation, Inc.

•	United Therapeutics Corporation

•	Seattle Genetics, Inc.

Although none of the selected companies is directly comparable to Pharmacyclics, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Pharmacyclics.

Centerview calculated and compared financial multiples for the selected comparable companies based on publicly available information it obtained from SEC filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research, and closing stock prices on March 3, 2015 (the last full trading day prior to the delivery by Centerview of its opinion to the Pharmacyclics board of directors). With respect to each of the selected comparable companies, Centerview calculated enterprise value (calculated as the equity value (taking into account outstanding in-the-money options, restricted stock units, or RSUs, and other equity awards and convertible securities) plus the book value of debt less cash equivalents) as a multiple of the consensus estimated or Wall Street research analyst estimated revenues for calendar years 2016 and 2017 and earnings per share, or EPS (a ratio commonly referred to as price to earnings ratio, or P/E), for calendar year 2017, as set forth below:

	Revenue Multiple		EPS Multiple
Company	2016E	2017E	2017E
Alexion Pharmaceuticals, Inc.	11.1x	9.2x	20.8x
Vertex Pharmaceuticals Incorporated	10.5x	7.5x	17.6x
BioMarin Pharmaceutical Inc.	16.4x	12.6x	NM
Incyte Corporation	17.8x	14.3x	39.6x
UCB S.A.	4.0x	3.7x	18.8x
Actelion Ltd.	6.5x	5.8x	17.9x
Jazz Pharmaceuticals Public Limited Company	7.4x	6.5x	12.6x
Medivation, Inc.	9.4x	7.5x	20.5x
United Therapeutics Corporation	4.3x	4.1x	12.3x
Seattle Genetics, Inc.	10.7x	8.6x	NM

Companies that had a revenue multiple greater than 30.0x or an earnings per share multiple greater than 50.0x were excluded from the summary statistics above as outliers (which are indicated above as “NM”).

The results of this analysis are summarized as follows:

	Revenue Multiple		EPS Multiple
	2016E	2017E	2017E
75th Percentile	11.0x	9.1x	20.6x
Median	10.0x	7.5x	18.3x
25th Percentile	6.7x	6.0x	16.3x

Based on the foregoing, Centerview applied a valuation range of (i) 6.7x to 11.0x, representing the 25th and 75th percentiles, respectively, of estimated 2016 revenue multiples derived from the selected comparable companies, to Pharmacyclics’ estimated calendar year 2016 revenue based on 50% of worldwide IMBRUVICA® (ibrutinib) product revenue of $1.355 billion, as set forth in the Pharmacyclics forecasts, which resulted in an implied per share equity value range for the Pharmacyclics shares of approximately $125.10 to $196.70; (ii) 6.0x to 9.1x, representing the 25th and 75th percentiles, respectively, of estimated 2017 revenue multiples derived from the selected comparable companies, to Pharmacyclics’ estimated calendar year 2017 revenue based on 50% of worldwide IMBRUVICA® (ibrutinib) product revenue of $1.888 billion, as set forth in the Pharmacyclics forecasts, which resulted in an implied per share equity value range for the Pharmacyclics shares of approximately $152.80 to $224.70; and (iii) 16.3x to 20.6x, representing the 25th and 75th percentiles, respectively, of estimated 2017 EPS multiples derived from the selected comparable companies, to Pharmacyclics’ estimated calendar year 2017 EPS of $11.25 per share, as set forth in the Pharmacyclics forecasts, which resulted in an implied per share equity value range for the Pharmacyclics shares of approximately $183.30 to $231.70. Centerview compared these ranges to the per share equity value of the merger consideration of $261.25.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to Pharmacyclics and the offer and the merger.

Using publicly available information, Centerview calculated, for each selected transaction, the enterprise value (calculated as the equity value (taking into account outstanding in-the-money options, RSU, and other equity awards and convertible securities) plus the book value of debt less cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s next-twelve months, or NTM, estimated revenues, at the time of the transaction announcement, as reflected below.

Date Announced	Target	Acquiror	Trans Val/ NTM Rev
December 8, 2014	Cubist Pharmaceuticals, Inc.	Merck & Co., Inc.	6.8x
August 24, 2014*	InterMune, Inc.	Roche Holding Ltd	29.6x
December 19, 2013*	Algeta ASA	Bayer AG	22.2x
August 25, 2013*	Onyx Pharmaceuticals, Inc.	Amgen Inc.	13.0x
June 29, 2012*	Amylin Pharmaceuticals, Inc.	Bristol-Myers Squibb Company	8.6x
November 21, 2011	Pharmasset, Inc.	Gilead Sciences, Inc.	NM
February 16, 2011*	Genzyme Corporation	Sanofi-Aventis	4.0x
June 30, 2010*	Abraxis BioScience, Inc.	Celgene Corporation	6.8x
May 16, 2010*	OSI Pharmaceuticals, Inc.	Astellas Pharma Inc.	6.2x
October 6, 2008*	ImClone Systems Incorporated	Eli Lilly and Company	7.8x
April 10, 2008	Millennium Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited	13.5x
December 10, 2007	MGI Pharma, Inc.	Eisai Co., Ltd.	7.3x
November 18, 2007	Pharmion Corporation	Celgene Corporation	7.0x
April 23, 2007*	MedImmune, Inc.	AstraZeneca PLC	9.8x

*	Indicates transactions with public pre-announcement transaction rumors. Premiums summarized above are based on pre-rumor prices.

Transactions having a multiple greater than 30.0x were excluded from the summary statistics above as outliers (which are indicated above as “NM”).

No company or transaction used in this analysis is identical or directly comparable to Pharmacyclics or the offer and the merger. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of Pharmacyclics. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Pharmacyclics and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and Pharmacyclics.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from SEC filings, relevant press releases, FactSet, Bloomberg and Wall Street research.

The results of this analysis are summarized as follows:

Trans. Value/NTM Revenues
75th Percentile	13.0x
Median	7.8x
25th Percentile	6.8x

Based on the foregoing analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied an illustrative range of NTM revenues multiples of 6.8x to 13.0x, respectively, of estimated NTM revenue multiples derived from the precedent transactions, to Pharmacyclics’ estimated NTM revenue based on estimated 50% of worldwide IMBRUVICA® (ibrutinib) product revenue (calculated as 75% of 2015 IMBRUVICA® (ibrutinib) product revenue plus 25% of 2016 IMBRUVICA® (ibrutinib) product revenue) of $906 million, as set forth in the Pharmacyclics forecasts, which resulted in an implied per share equity value range for the Pharmacyclics shares of approximately $89.20 to $158.30. Centerview compared this range to the per share equity value of the merger consideration of $261.25.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Pharmacyclics based on the Pharmacyclics forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Centerview calculated a range of illustrative enterprise values for Pharmacyclics by (a) discounting to present value as of March 31, 2015, using discount rates ranging from 9% to 11% (reflecting Centerview’s analysis of Pharmacyclics’ weighted average cost of capital derived using the Capital Asset Pricing Model, taking into account certain metrics that Centerview deemed relevant in its professional judgment and experience, including target capital structure, levered and unlevered betas for the companies listed in the Selected Comparable Public Company Analysis described above, tax rates, the market risk and size premia and yields for U.S. treasury notes), using the mid-year convention: (i) the forecasted fully-taxed unlevered free cash flows of Pharmacyclics during the period beginning on April 1, 2015 and ending on December 31, 2028 calculated based on the Pharmacyclics forecasts (excluding expenditures for non-IMBRUVICA® (ibrutinib) pipeline programs) and (ii) a range of illustrative terminal values of Pharmacyclics as of December 31, 2028 calculated by Centerview applying to Pharmacyclics’ fully-taxed unlevered free cash flows for the terminal year perpetuity growth decline ranging from 70% to 90% for fully-taxed unlevered free cash flows in the U.S. and decline ranging from 30% to 70% for fully-taxed unlevered free cash flows outside of the United States, respectively (in each case to account for the fact that the expiry of Pharmacyclics’ patents would lead to increased competition from generics according to Pharmacyclics management), and (b) adding to the foregoing results (i) $750 million, representing the estimated value of Pharmacyclics’ non-IMBRUVICA® (ibrutinib) pipeline programs, calculated based on guidance from Pharmacyclics’ management and the approximate median enterprise value of select publicly-traded development-stage biopharmaceutical companies (based on information Centerview obtained from SEC filings, FactSet Research Systems and other Wall Street research):

Selected Publicly-Traded Development-State Biopharmaceutical Companies

Firm Value
(in millions)
Merrimack Pharmaceuticals, Inc.	$1,566
Acceleron Pharma, Inc.	$1,271
Array BioPharma Inc.	$1,145
MacroGenics, Inc.	$813
Alder Biopharmaceuticals, Inc.	$792
Karyopharm Therapeutics, Inc.	$684
Epizyme, Inc.	$636
OncoMed Pharmaceuticals, Inc.	$600
Galápagos NV	$462
Five Prime Therapeutics, Inc.	$448

and (ii) Pharmacyclics’ estimated net cash balance of $850 million as of March 31, 2015, as provided by management of Pharmacyclics. Centerview treated stock-based compensation as a non-cash expense for the purposes of this analysis. Centerview divided the result of the foregoing calculations by Pharmacyclics’ fully diluted outstanding Pharmacyclics shares, calculated as described above, to derive an implied per share equity value range of approximately $195.00 to $223.00 per share. Centerview compared this range to the per share equity value of the merger consideration of $261.25.

Other Considerations

Centerview noted for the Pharmacyclics board of directors certain additional factors solely for informational purposes, including, among other things, the following:

•	historical closing trading prices of the Pharmacyclics shares during the 12-month period ended February 24, 2015 (the day prior to Bloomberg’s article speculating that Pharmacyclics was exploring options, including a sale of the company), which reflected low and high stock trading prices for Pharmacyclics during such period of $85.85 to $188.45 per share, noting a high price per share of $216.77 after February 24, 2015; and

•	stock price targets for the Pharmacyclics shares in publicly available Wall Street research analyst reports as of February 24, 2015 (the day prior to Bloomberg’s article speculating that Pharmacyclics was exploring options, including a sale of the company), which indicated low and high stock price targets of $128.00 and $253.00 per share, respectively.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Pharmacyclics board of directors in its evaluation of the offer and the merger. Consequently, the analyses described above should not be viewed as determinative of the views of the board of directors or management of Pharmacyclics with respect to the merger consideration or as to whether the Pharmacyclics board of directors would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Pharmacyclics and AbbVie and was approved by the Pharmacyclics board of directors. Centerview provided advice to Pharmacyclics during these negotiations. Centerview did not, however recommend any specific amount of consideration to Pharmacyclics or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not provided any financial advisory or other services to Pharmacyclics or AbbVie for which it has received any compensation. Centerview may provide investment banking and other services to or with respect to Pharmacyclics or AbbVie or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Pharmacyclics, AbbVie or any of their respective affiliates, or any other party that may be involved in the offer and the merger.

The Pharmacyclics board of directors selected Centerview as its financial advisor in connection with the offer and the merger based on various factors and criteria, including Centerview’s understanding of Pharmacyclics’ business, Centerview’s leadership position in and understanding of the pharmaceutical industry, Centerview’s relationships with potential merger partners and other capabilities and strengths. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the offer and the merger.

In connection with Centerview’s services as the financial advisor to the Pharmacyclics board of directors, Pharmacyclics has agreed to pay Centerview an aggregate fee of approximately $40.8 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $39.3 million of which is payable contingent upon consummation of the offer and the merger. In addition, Pharmacyclics has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter dated February 18, 2015, Pharmacyclics retained J.P. Morgan as its financial advisor in connection with the offer and the first merger (collectively referred to in this section as the “offer and the merger”).

At the meeting of the Pharmacyclics board of directors on March 4, 2015, J.P. Morgan rendered its oral opinion to the Pharmacyclics board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the consideration to be paid to the holders of Pharmacyclics shares in the offer and the merger was fair, from a financial point of view, to such stockholders. J.P. Morgan confirmed its March 4, 2015 oral opinion by delivering its written opinion to the Pharmacyclics board of directors, dated March 4, 2015, that, as of such date, the consideration to be paid to the holders of Pharmacyclics shares in the offer and the merger was fair, from a financial point of view, to such stockholders. No limitations were imposed by Pharmacyclics’ board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinions.

The full text of the written opinion of J.P. Morgan dated March 4, 2015, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this document and is incorporated herein by reference. Holders of Pharmacyclics shares are urged to read the opinion in its entirety. J.P. Morgan’s written opinion is addressed to the Pharmacyclics board of directors (in its capacity as such), is directed only to the consideration to be paid in the offer and the merger and does not constitute a recommendation to any holder of Pharmacyclics shares as to whether such stockholder should tender its shares in the offer and the merger, or how such stockholder should vote with respect to the offer and the merger or any other matter, including, without limitation, whether any stockholder should elect to receive the all-cash consideration, the all-stock consideration or the mixed consideration or make no election in the offer and the merger. The summary of the opinion of J.P. Morgan set forth in this document is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a draft of the merger agreement dated March 4, 2015;

•	reviewed certain publicly available business and financial information concerning Pharmacyclics and AbbVie and the industries in which they operate;

•	compared the proposed financial terms of the offer and the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Pharmacyclics and AbbVie with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Pharmacyclics shares and shares of AbbVie common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of Pharmacyclics relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Pharmacyclics and AbbVie with respect to certain aspects of the offer and the merger, and the past and current business operations of Pharmacyclics and AbbVie, the financial condition and future prospects and operations of Pharmacyclics and AbbVie, the effects of the offer and the merger on the financial condition and future prospects of Pharmacyclics and AbbVie, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

J.P. Morgan relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Pharmacyclics and AbbVie or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Pharmacyclics, AbbVie, the Offeror or Merger Sub 2 under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Pharmacyclics and AbbVie to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the offer and the merger will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the merger agreement and this document, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement and this document, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan relied as to all legal matters relevant to the rendering of its opinion upon the advice of counsel. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the offer and the merger will be obtained without any adverse effect on Pharmacyclics, AbbVie, the Offeror or Merger Sub 2 or on the contemplated benefits of the offer and the merger.

The projections furnished to J.P. Morgan for Pharmacyclics were prepared by the management of Pharmacyclics. Pharmacyclics does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the offer and the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of the date of such opinion. Subsequent developments may affect J.P. Morgan’s written opinion dated March 4, 2015, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to holders of Pharmacyclics shares in the merger, and J.P. Morgan has expressed no opinion as to the fairness of the offer and the merger to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of Pharmacyclics or the underlying decision by Pharmacyclics to engage in the offer and the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the offer and the merger, or any class of such persons relative to the consideration to be paid to the holders of Pharmacyclics shares in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Pharmacyclics shares or shares of AbbVie common stock will trade at any future time, whether before or after the closing of the offer and the merger.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion.

For each of the analyses performed by J.P. Morgan, J.P. Morgan utilized the treasury stock method to calculate fully diluted shares outstanding and options and restricted stock units provided by the management of Pharmacyclics.

Public Trading Multiples

Using publicly available information, J.P. Morgan compared selected financial data of Pharmacyclics with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Pharmacyclics. The companies selected by J.P. Morgan were as follows:

•	Alexion Pharmaceuticals, Inc.

•	Vertex Pharmaceuticals Incorporated

•	BioMarin Pharmaceutical Inc.

•	Incyte Corporation

•	Medivation, Inc.

•	Seattle Genetics, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, were, in J.P. Morgan’s judgment, considered sufficiently similar to that of Pharmacyclics based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to Pharmacyclics and certain of these companies may have characteristics that are materially different from that of Pharmacyclics. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Pharmacyclics.

For each of the selected companies, multiples were based on closing stock prices on March 3, 2015 (the last full trading day prior to the delivery by J.P. Morgan of its opinion to the Pharmacyclics board of directors). For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies were based on information J.P. Morgan obtained from SEC filings, FactSet Research Systems and other Wall Street research. The multiples and ratios for each of the selected companies were based on such information. Among other calculations, with respect to Pharmacyclics and the selected companies, J.P. Morgan calculated (1) the multiple of firm value (calculated as the market value of equity on a fully-diluted basis, taking into account in-the-money options, restricted stock units and other equity awards and, convertible securities, plus the book value of debt and other adjustments, including preferred equity and minority interest, net of equity in affiliates and cash and cash equivalents) to estimated revenue for calendar years 2016 and 2017 (which is referred to in this section as “FV / Revenue”), and (2) the multiple of share price to estimated earnings per share, or EPS for calendar year 2017 (which is referred to in this section as “P/E 2017E”). Results of the analysis were presented for Pharmacyclics and the selected companies, as indicated in the following table:

	FV / Revenue		P/E
	2016E	2017E	2017E
Alexion Pharmaceuticals, Inc.	11.1x	9.2x	20.8x
Vertex Pharmaceuticals Incorporated	10.6x	7.5x	17.6x
BioMarin Pharmaceutical Inc.	16.4x	12.6x	NM
Incyte Corporation	17.8x	14.3x	39.6x
Medivation, Inc.	9.4x	7.5x	20.5x
Seattle Genetics, Inc.	10.7x	8.6x	NM

Companies which had a revenue multiple greater than 30.0x or less than 0.0x and multiples of share price to estimated earnings per share greater than 50.0x or less than 0.0x were excluded from the applicable summary statistic above as outliers (which is referred to in this section as “NM”).

Based on the above analysis, J.P. Morgan then selected a multiple reference range of 9.0x – 13.0x and 7.5 – 9.5x for the FV / Revenue multiples for 2016 and 2017, respectively, and a P/E multiple reference range of 18.0x – 21.0x for 2017. After applying such ranges to the appropriate Pharmacyclics metrics, which, in the case of the FV / Revenue multiples were based on 50% of estimated worldwide IMBRUVICA® (ibrutinib) product revenue of $1.355 billion and $1.888 billion for 2016 and 2017, respectively, as set forth in the projected financial information provided by Pharmacyclics to J.P. Morgan, the analysis indicated the following implied per share equity values of Pharmacyclics shares, as compared to the merger consideration of $261.25 per share:

Public Trading Analysis Implied Equity Value for Pharmacyclics

Implied Value Per Share
FV / 2016E Revenue	$163.00 – $230.00
FV / 2017E Revenue	$188.00 – $234.00
P/E 2017E	$202.00 – $236.00

Selected Transaction Analysis

Using publicly available information from SEC filings, relevant press releases and FactSet Research Systems, J.P. Morgan examined selected transactions with respect to the firm value implied for the target company (calculated on the basis of the consideration payable in the selected transactions) as a multiple of the target company’s two-year forward estimated revenues, at the time of the transaction announcement (which is referred to in this section as “Two-Year Forward FV / Revenue”). The forward-looking two-year period that was used in each case was the same calendar year for transactions announced prior to June 30 of a given year and the next calendar year for transactions announced following June 30 of a given year. The transactions considered and the resulting Two-Year Forward FV / Revenue multiples are as follows:

Announcement Date	Acquiror	Target	Two-Year Forward FV / Revenue
December 8, 2014	Merck & Co., Inc.	Cubist Pharmaceuticals, Inc.	5.9x
August 24, 2014	Roche Holdings, Ltd.	InterMune, Inc.	14.0x
December 19, 2013	Bayer AG	Algeta ASA	10.4x
August 25, 2013	Amgen Inc.	Onyx Pharmaceuticals, Inc.	7.9x
June 29, 2012	Bristol-Myers Squibb Company	Amylin Pharmaceuticals, Inc.	7.8x
November 21, 2011	Gilead Sciences, Inc.	Pharmasset, Inc.	NM
February 16, 2011	Sanofi-Aventis	Genzyme Corporation	4.0x
June 30, 2010	Celgene Corporation	Abraxis BioScience, Inc	5.8x
May 16, 2010	Astellas Pharma Inc.	OSI Pharmaceuticals, Inc.	6.8x
October 6, 2008	Eli Lilly and Company	ImClone Systems Incorporated	6.5x
April 10, 2008	Takeda Pharmaceutical Company Ltd	Millennium Pharmaceuticals, Inc.	12.0x
December 10, 2007	Eisai Co., Ltd.	MGI Pharma, Inc.	5.5x
November 18, 2007	Celgene Corporation	Pharmion Corporation	4.9x
April 23, 2007	AstraZeneca PLC	MedImmune Inc.	9.1x

The low and high two-year forward estimated FV / Revenue multiples of the selected transactions ranged from 4.0x to 14.0x. Based on the results of this analysis and other factors that J.P. Morgan considered appropriate (including comparing recent transactions involving companies that each had a 3-year revenue compound annual growth rate exceeding 20%), J.P. Morgan applied a Two-Year Forward FV / Revenue multiple range of 8.0x to 14.0x to the appropriate Pharmacyclics metrics, which, in the case of the Two-Year Forward FV / Revenue multiple ranges, were based on 50% of estimated worldwide IMBRUVICA® (ibrutinib) product revenue as set forth in the projected financial information provided by Pharmacyclics to J.P. Morgan. This analysis produced a range of implied equity values as follows, as compared to the merger consideration of $261.25 per share:

Transaction Analysis Implied Equity Value for Pharmacyclics

Implied Value Per Share
Two Year Forward FV / Revenue	$147.00 – $247.00

No company, business or transaction used in this analysis is identical to Pharmacyclics or the offer and the merger, and accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies, businesses or transactions to which Pharmacyclics and the offer and the merger were compared or perspectives regarding the transactions selected for comparative purposes.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per share for Pharmacyclics. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows of an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax (including stock based compensation expenses but excluding expenditures for non-IMBRUVICA® (ibrutinib) pipeline programs), adjusted for, as applicable, depreciation, capital expenditures, changes in net working capital, and a one-time cash repayment expense of approximately $134 million to Janssen. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the projections period.

J.P. Morgan calculated the present value of unlevered free cash flows that Pharmacyclics is expected to generate during the remainder of 2015 and calendar years 2016 through 2028 based upon financial projections prepared by the management of Pharmacyclics. J.P. Morgan also calculated a range of terminal values for Pharmacyclics at December 31, 2028 by applying perpetual growth decline rates, which were chosen based upon guidance of management of Pharmacyclics to reflect the declining value of Pharmacyclics’ patent portfolio, ranging from 70% to 90% for unlevered free cash flows in the United States, and perpetual growth decline rates ranging from 30% to 70% for unlevered free cash flows outside of the United States, respectively to the unlevered free cash flows of Pharmacyclics during 2028. The unlevered free cash flows and the range of terminal values were then discounted to present values using a discount rate range of 8.5% to 10.5%, which was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Pharmacyclics, derived using the Capital Asset Pricing Model, taking into account certain metrics that J.P. Morgan deemed relevant in its professional judgment and experience, including long-term U.S. treasury bond yield, levered and unlevered betas for selected companies and the equity risk premium, in addition to target capital structure and the estimated cost of debt and tax rate.

The present value of the unlevered free cash flows and the range of terminal values were then adjusted by adding $750 million, representing the estimated value of non-IMBRUVICA® (ibrutinib) pipeline programs as of March 3, 2015, calculated based upon guidance of management of Pharmacyclics and J.P. Morgan’s analysis of selected publicly-traded development-state biopharmaceutical companies (based on information J.P. Morgan obtained from SEC filings, FactSet Research Systems and other Wall Street research):

Selected Publicly-Traded Development-State Biopharmaceutical Companies

Firm Value
(in millions)
Merrimack Pharmaceuticals, Inc.	$1,566
Acceleron Pharma, Inc.	$1,271
Array BioPharma Inc.	$1,145
MacroGenics, Inc.	$813
Alder Biopharmaceuticals, Inc.	$792
Karyopharm Therapeutics, Inc.	$684
Epizyme, Inc.	$636
OncoMed Pharmaceuticals, Inc.	$600
Galápagos NV	$462
Five Prime Therapeutics, Inc.	$448

The present value of the unlevered free cash flows and the range of terminal values were also adjusted by adding an estimated net cash balance of $850 million as of March 31, 2015, as provided by management of Pharmacyclics, to indicate, based on the foregoing analyses, a range of implied fully diluted equity values per share of Pharmacyclics of $191.00 and $219.00, as compared to the merger consideration of $261.25 per share.

Other Information

Historical Trading Range

J.P. Morgan reviewed the 52-week trading range of Pharmacyclics share prices for the period ending February 24, 2015, which was $85.85 per share to $188.45 per share, and compared that to the closing price of $188.45 as of February 24, 2015, the day prior to the first public reports that Pharmacyclics was exploring options, including a sale of the company. J.P. Morgan also reviewed the trading range of Pharmacyclics’ share prices for the period between February 25, 2015, the day of the first public reports that Pharmacyclics was exploring options, including a sale of the company, and March 3, 2015, which was $188.45 per share to $221.29 per share, and compared that to the closing price of $216.77 as of March 3, 2015. J.P. Morgan compared the trading ranges to the merger consideration of $261.25 per share. J.P. Morgan noted that historical trading range analyses were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Analyst Price Targets

J.P. Morgan reviewed the price targets of public equity research analysts for Pharmacyclics which provided a reference range of $128.00 per share to $253.00 per share for the period ending February 24, 2015, the day prior to the first public reports that Pharmacyclics was exploring options, including a sale of the company, and compared that to the closing price of $188.45 as of February 24, 2015. J.P. Morgan also reviewed the price targets of public equity research analysts for Pharmacyclics which provided a reference range of $210.00 per share to $274.00 per share for the period between February 25, 2015, the day of the first news leak, and March 3, 2015, and compared that to the closing price of $216.77 as of March 3, 2015. J.P. Morgan compared the analyst price targets analysis to the merger consideration of $261.25 per share. J.P. Morgan noted that the analyst price targets were presented merely for reference purposes only, and were not relied upon for valuation purposes.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Pharmacyclics, and none of the selected transactions reviewed was identical to the offer and the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Pharmacyclics. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the offer and the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Pharmacyclics and the transactions compared to the offer and the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Pharmacyclics with respect to the offer and the merger on the basis of such experience and its familiarity with Pharmacyclics.

J.P. Morgan has acted as financial advisor to Pharmacyclics with respect to the offer and the merger and will receive a fee from Pharmacyclics for its services equal to a total of approximately $40.8 million, $1.5 million of which was payable upon the rendering of J.P. Morgan’s opinion and approximately $39.3 million of which will become payable only if the offer and the merger are consummated. In addition, Pharmacyclics has agreed to reimburse J.P. Morgan for the reasonable fees and expenses of J.P. Morgan’s legal counsel, and will indemnify J.P. Morgan against certain liabilities that may arise out of J.P. Morgan’s engagement, including liabilities arising under the Federal securities laws. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Pharmacyclics and AbbVie, for which J.P. Morgan and its affiliates have received customary compensation. Such services during such period have included acting as bookrunner on Pharmacyclics’ equity offering in March 2013, as financial advisor to AbbVie in connection with its proposed acquisition of Shire plc in July 2014, as bookrunner and administrative agent on AbbVie’s bridge financing in connection with such proposed acquisition in July 2014, as financial advisor to AbbVie in connection with certain strategic planning (other than the offer and the merger) in January 2015 and as bookrunner and arranger for AbbVie’s revolving credit facility in October 2014. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of AbbVie, for which it receives customary compensation or other financial benefits. During the two years preceding the date of its opinion, J.P. Morgan received approximately $5,574,000 in fees from Pharmacyclics and approximately

$99,598,000 in fees from AbbVie. In the ordinary course of J.P. Morgan’s businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Pharmacyclics or AbbVie for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Centerview and to the retention of J.P. Morgan in “Item 4. The Solicitation or Recommendation—Opinions of Pharmacyclics’ Financial Advisors” is incorporated herein by reference.

Except as set forth above, neither Pharmacyclics nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Pharmacyclics on its behalf with respect to the offer or related matters

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Pharmacyclics shares have been effected during the sixty days prior to the date of this Schedule 14D-9 by Pharmacyclics or, to Pharmacyclics’ knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries; other than:

Name	Date of Transaction	Nature of Transaction	No. of Shares	Disposition or Grant Price as Applicable
Heow Tan	3/12/2015	Exercise of options	1,000	$27.05
Heow Tan	3/12/2015	Open market sale of Pharmacyclics shares	1,000	$254.506
Heow Tan	3/17/2015	Exercise of options	3,696	$27.05
Maky Zanganeh	3/11/2015	Exercise of options	30,000	$7.19
Maky Zanganeh	3/11/2015	Open market sale of Pharmacyclics shares	30,000	$254.1148
Maky Zanganeh	3/12/2015	Exercise of options	92,500	$0.75
Maky Zanganeh	3/12/2015	Exercise of options	48,219	$2.30
Manmeet Soni	3/11/2015	Exercise of options	7,848	$61.60
Manmeet Soni	3/11/2015	Exercise of options	5,000	$106.75
Manmeet Soni	3/11/2015	Exercise of options	11,250	$70.37
Manmeet Soni	3/11/2015	Open market sale of Pharmacyclics shares	24,098	$254.15
Manmeet Soni	3/13/2015	Open market sale of Pharmacyclics shares	902	$254.88
Manmeet Soni	3/13/2015	Open market sale of Pharmacyclics shares	2,514	$254.914
Manmeet Soni	3/3/2015	Forfeiture of Pharmacyclics shares in order to pay tax withholding upon vesting of options	2,584	$216.765

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

Except as described in this Schedule 14D-9 or in the offer, Pharmacyclics is not undertaking or engaged in any negotiation in response to the offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving Pharmacyclics or any subsidiary of Pharmacyclics; (ii) a purchase, sale or transfer of a material amount of assets of Pharmacyclics or any subsidiary of Pharmacyclics; (iii) a tender offer for or other acquisition of Pharmacyclics’ securities by Pharmacyclics, any subsidiary of Pharmacyclics, or any other person; or (iv) a material change in the present dividend rate or policy, indebtedness or capitalization of Pharmacyclics. As described in the merger agreement, the Pharmacyclics board of directors, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Pharmacyclics board of directors, agreement in principle, or signed contract that is entered into in response to the offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

Item 8. Additional Information.

Regulatory Approvals

Pharmacyclics is not aware of any governmental license or regulatory permit that appears to be material to Pharmacyclics’ business that might be adversely affected by the Offeror’s acquisition of Pharmacyclics shares pursuant to the offer or, except as described below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the Offeror’s acquisition or ownership of Pharmacyclics shares pursuant to the offer. Should any of these approvals or other actions be required, AbbVie and the Offeror currently contemplate that these approvals or other actions will be sought. There can be no assurance that (a) any of these approvals or other actions, if needed, will be obtained (with or without substantial conditions), (b) if these approvals were not obtained or these other actions were not taken adverse consequences would not result to Pharmacyclics’ business, or (c) certain parts of Pharmacyclics’ or AbbVie’s, or any of their respective subsidiaries’, businesses, would not have to be disposed of or held separate, any of which could cause the Offeror to elect to terminate the offer without the exchange of shares under the offer. The Offeror’s obligation under the offer to accept for exchange and pay for Pharmacyclics shares is subject to certain conditions.

Pharmacyclics and AbbVie have agreed to use their reasonable best efforts to comply with all regulatory notification requirements and obtain all regulatory approvals required to consummate the offer and the merger. Under the HSR Act and the rules that have been promulgated thereunder, the offer and the merger cannot be completed until Pharmacyclics and AbbVie file a Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) under the HSR Act, and the applicable 30-day waiting period has expired or been terminated.

Pursuant to the requirements of the HSR Act, Pharmacyclics and AbbVie each filed a Notification and Report Form with respect to the offer and the merger with the Antitrust Division of the DOJ and the FTC on March 20, 2015. On April 17, 2015, AbbVie voluntarily withdrew its initial Notification and Report Form under the HSR Act in order to provide the FTC with additional time to review the proposed transaction. A new 30 calendar day waiting period will begin when AbbVie resubmits its Notification and Report Form, which is expected to occur on April 21, 2015.

At any time before or after consummation of the merger, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Notice of Appraisal Rights

Holders of Pharmacyclics shares will not have appraisal rights in connection with the offer and holders who tender their Pharmacyclics shares in the offer will not have appraisal rights in connection with the merger. However, if the Offeror purchases Pharmacyclics shares in the offer, and the merger is consummated, holders of Pharmacyclics shares immediately prior to the effective time are entitled to appraisal rights in connection with the merger under Section 262 of the DGCL.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the merger assuming that the merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Pharmacyclics shares immediately prior to the effective time as to which appraisal rights are asserted. A person having a beneficial interest in Pharmacyclics shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Under the DGCL, if the merger is completed, holders of shares immediately prior to the effective time and who (i) did not tender their shares in the offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the consideration payable in the offer or the consideration payable in the merger (which is equivalent in amount to the consideration payable in the offer).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Pharmacyclics shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any Pharmacyclics stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a Pharmacyclics stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such Pharmacyclics stockholder must do all of the following:

(i)	within the later of the consummation of the offer and 20 days after the date of this Schedule 14D-9, deliver to Pharmacyclics at the address indicated below a written demand for appraisal of Pharmacyclics shares held, which demand must reasonably inform Pharmacyclics of the identity of the stockholder and that the stockholder is demanding appraisal;

(ii)	not tender their Pharmacyclics shares in the offer; and

(iii)	continuously hold of record the Pharmacyclics shares from the date on which the written demand for appraisal is made through the effective time.

If the first merger is consummated pursuant to Section 251(h) of the DGCL, AbbVie will cause the surviving corporation to deliver an additional notice of the effectiveness date of the first merger to all Pharmacyclics stockholders who delivered a written demand to Pharmacyclics pursuant to paragraph (i) above within ten days of the closing of the first merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with paragraph (i) above will receive such notice of the effectiveness date. If the first merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in paragraph (i) above (or to take any of the other steps specified in paragraphs (i) through (iii) above) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Pharmacyclics, Inc., 995 E. Arques Avenue, Sunnyvale, California 94085-4521, attention: General Counsel. The written demand for appraisal must be executed by or for the record holder of Pharmacyclics shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Pharmacyclics shares owned by such holder. If the Pharmacyclics shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Pharmacyclics shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Pharmacyclics shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Pharmacyclics shares. If Pharmacyclics shares are held through a brokerage firm, bank or other nominee who in turn holds the Pharmacyclics shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Pharmacyclics shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Pharmacyclics shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Pharmacyclics shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Pharmacyclics shares, which may be a central securities depository nominee if the Pharmacyclics shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Pharmacyclics shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Pharmacyclics shares held for one or more beneficial owners while not exercising such rights with respect to the Pharmacyclics shares held for other beneficial owners. In such case, the written demand must set forth the number of Pharmacyclics shares covered by the demand. Where the number of Pharmacyclics shares is not expressly stated, the demand will be presumed to cover all Pharmacyclics shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the effective time, but not thereafter, the surviving corporation, or any holder of Pharmacyclics shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Pharmacyclics shares held by all holders who did not tender in the offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Pharmacyclics shares who had previously demanded appraisal of their Pharmacyclics shares. Pharmacyclics is under no obligation to and has no present intention to file a petition and holders should not assume that Pharmacyclics will file a petition or that it will initiate any negotiations with respect to the fair value of the Pharmacyclics shares. Accordingly, it is the obligation of the holders of Pharmacyclics shares to initiate all necessary action to perfect their appraisal rights in respect of the Pharmacyclics shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective time, any holder of Pharmacyclics shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of Pharmacyclics shares not tendered into the offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Pharmacyclics shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Pharmacyclics shares, a person who is the beneficial owner of Pharmacyclics shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not properly withdrawn, may, in such person’s own name, file a petition for appraisal or request from the surviving corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Pharmacyclics shares, service of a copy thereof must be made upon the surviving corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all Pharmacyclics stockholders who have demanded payment for their Pharmacyclics shares and with whom agreements as to the value of their Pharmacyclics shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the Pharmacyclics stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation.

After notice to the Pharmacyclics stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those Pharmacyclics stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the Pharmacyclics stockholders who demanded payment for their Pharmacyclics shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any Pharmacyclics stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that Pharmacyclics stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which Pharmacyclics stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Pharmacyclics shares, exclusive of any element of value arising from the accomplishment or expectation of the first merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Pharmacyclics stockholders considering appraisal should be aware that the fair value of their Pharmacyclics shares as so determined could be more than, the same as or less than the consideration payable in the offer or the consideration payable in the first merger (which is equivalent in amount to the consideration payable in the offer) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the offer and the first merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although Pharmacyclics believes that the consideration payable in the offer is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and Pharmacyclics stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration payable in the offer or the consideration payable in the first merger (which is equivalent in amount to the consideration payable in the offer). Neither AbbVie nor Pharmacyclics anticipates offering more than the consideration payable in the offer to any Pharmacyclics stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Pharmacyclics share is less than the consideration payable in the offer or the consideration payable in the first merger (which is equivalent in amount to the consideration payable in the offer).

Upon application by the surviving corporation or by any holder of Pharmacyclics shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the Pharmacyclics stockholders entitled to an appraisal. Any holder of Pharmacyclics shares whose name appears on the Verified List and who has submitted such Pharmacyclics stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such Pharmacyclics stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Pharmacyclics shares, together with interest, if any, by the surviving corporation to the Pharmacyclics stockholders entitled thereto. Payment will be so made to each such Pharmacyclics stockholder upon the surrender to the surviving corporation of such Pharmacyclics stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Pharmacyclics shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any Pharmacyclics stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the effective time, be entitled to vote his or her Pharmacyclics shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Pharmacyclics shares as of a date prior to the effective time.

If any Pharmacyclics stockholder who demands appraisal of Pharmacyclics shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Pharmacyclics shares will be deemed to have been converted at the effective time into the right to receive the consideration payable in the first merger. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in the first merger.

If you wish to exercise your appraisal rights, you must not tender your Pharmacyclics shares in the offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of Pharmacyclics stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Pharmacyclics stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Business Combination Statute

Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless:

(i)	before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

(ii)	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held (x) by directors who are also officers and (y) by employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

(iii)	following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66.67%, or two-thirds, of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the merger agreement, the offer and the merger, the Pharmacyclics board of directors adopted a resolution approving the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger for purposes of Section 203 of the DGCL, but only insofar as each of the offer and the merger are consummated in accordance with the terms of the merger agreement.

Stockholder Approval Not Required

Neither AbbVie nor the Offeror is, nor at any time for the past three years has been, an “interested stockholder” of Pharmacyclics as defined in Section 203 of the DGCL. If the offer is consummated, AbbVie and the Offeror do not anticipate seeking the approval of Pharmacyclics’ remaining public shareholders before effecting the merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offeror consummates the offer, the merger agreement contemplates that the parties will effect the closing of the merger without a vote of the stockholders of Pharmacyclics in accordance with Section 251(h) of the DGCL.

Stockholder Litigation

On March 13, 2015, a putative class action lawsuit, Evangelista v. Duggan et al, was filed against Pharmacyclics, the members of the Pharmacyclics board of directors, AbbVie, and certain affiliates of AbbVie in the Superior Court of the State of California, Santa Clara County. Also on March 13, 2015, another putative class action lawsuit, Treppel v. Duggan et al, was filed against the members of the Pharmacyclics board of directors and certain unnamed ‘‘Doe’’ defendants in the Superior Court of the State of California, Santa Clara County. On March 17, 2015, a third putative class action lawsuit, Wang v. Pharmacyclics, Inc. et al, was filed against Pharmacyclics, the members of the Pharmacyclics board of directors, AbbVie, and certain affiliates of AbbVie in the Superior Court of the State of California, Santa Clara County. On March 18, 2015, a fourth putative class action lawsuit, Wallach v. Duggan et al, was filed against Pharmacyclics, the members of the Pharmacyclics board of directors, AbbVie, and certain affiliates of AbbVie in the Superior Court of the State of California, Santa Clara County.

The lawsuits were each brought on behalf of purported stockholders of Pharmacyclics. Each alleges generally that the members of the Pharmacyclics board of directors breached their fiduciary duties in connection with the offer and the merger by, among other things, (i) failing to maximize the value of Pharmacyclics to its public stockholders, (ii) ignoring or failing to protect against conflicts of interests and (iii) agreeing to unreasonable deal protection devices. In the case of Evangelista v. Duggan et al, Wang v. Pharmacyclics, Inc. et al and Wallach v. Duggan et al, the plaintiffs further allege that AbbVie and its affiliates (and, in the case of Wang v. Pharmacyclics, Inc. et al, Pharmacyclics) aided and abetted the breaches by the members of the Pharmacyclics board of directors of their fiduciary duties. The plaintiffs seek, among other relief, equitable relief to enjoin consummation of the offer and the merger, rescission of the offer and the merger and/or rescissory damages, and attorneys’ fees and costs.

On April 16, 2015, the parties to the four putative class action lawsuits described above entered into a Memorandum of Understanding (the “MOU”) in which they agreed in principle on the terms of a proposed settlement of the lawsuits. Pursuant to the terms of the MOU, Pharmacyclics has agreed to make certain supplemental disclosures set forth in an amendment to its Schedule 14D-9, which were sought by the plaintiffs in connection with these lawsuits. The parties to the lawsuits also expect that, in connection with the proposed settlement, counsel for plaintiffs will make an application for an award of attorneys’ fees.

Pharmacyclics, the Pharmacyclics board of directors, AbbVie, and the applicable affiliates of AbbVie each have denied, and continue to deny, that they committed or attempted to commit any violation of law or breach of fiduciary duty owed to Pharmacyclics and/or its stockholders, aided or abetted any breach of fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in these lawsuits. All of the defendants expressly maintain that they complied with their fiduciary and other legal duties. However, in order to avoid the costs, disruption and distraction of further litigation and without admitting the validity of any allegation made in the lawsuits or any liability with respect thereto, the defendants have concluded that it is desirable to settle the claims against them. The proposed settlement will be subject to customary conditions, including completion of appropriate settlement documentation, approval by the appropriate courts, notice to the class and a hearing, and consummation of the offer. Notwithstanding the entry into the MOU, there can be no assurance that the proposed settlement will be finalized or that court approval will be granted.

Merger-Related Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to each of Pharmacyclics’ named executive officers as of December 31, 2014 (the “named executive officers”), that is based on or otherwise relates to the offer, the merger, and the other transactions contemplated by the merger agreement.

The table below, entitled “Golden Parachute Compensation” as required by Item 402(t) of Regulation S-K, reflects the compensation and benefits that will or may be paid or provided to each of the named executive officers that is based on or otherwise relates to the offer, the merger, or the other transactions contemplated by the merger agreement in the circumstances described below and as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of Pharmacyclics”, which is incorporated herein by reference. Cash severance payments have been calculated based on the named executive officer’s base salary and target bonus opportunity as of March 19, 2015. Regardless of the manner in which a named executive officer’s employment terminates, the named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination.

Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating such amounts, we have assumed that (i) the effective time of the first merger will occur on March 19, 2015 and (ii) each named executive officer will undergo a qualifying termination immediately following the effective time of the first merger, entitling him or her to the severance plan benefits and any unpaid portion of the option cash payment and RSU cash payment, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of Pharmacyclics.”

GOLDEN PARACHUTE COMPENSATION

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Robert W. Duggan (5)	—	—	—	—	—
Mahkam Zanganeh, D.D.S., MBA	1,128,000	33,216,176	18,703	$13,663,910	$48,026,789
Manmeet S. Soni	928,000	28,598,115	23,954	$16,822,070	$46,372,139
Heow Tan	615,000	22,304,092	29,464	$8,245,233	$31,193,789
Shawn Tomasello	1,120,000	26,998,500	29,464	$0	$28,147,964

(1)	Under the severance plan, each named executive officer who experiences a qualifying termination will receive, subject to the terms and conditions of the severance plan, a lump-sum cash severance payment in an aggregate amount equal to the sum of 100% of such named executive officer’s base pay and 100% of such named executive officer’s target bonus. This payment is a double-trigger arrangement and is conditioned on the applicable named executive officer timely signing and not revoking a general release of claims in Pharmacyclics’ favor as well as the named executive officer complying with the terms of any confidentiality, proprietary information and inventions agreement or other applicable agreement between the named executive officer and Pharmacyclics. The amounts included in the column above were calculated based on the named executive officer’s base salary ($705,000 for Dr. Zanganeh, $580,000 for Mr. Soni, $410,000 for Mr. Tan, and $700,000 for Ms. Tomasello) and target annual bonus amount (50% of base salary for Mr. Tan and 60% of base salary for each other named executive officer) as in effect as of March 19, 2015.
(2)	Pursuant to the terms of the merger agreement, all outstanding options (whether vested or unvested) and outstanding restricted stock units will be cancelled in connection with the merger in exchange for the option cash payment or RSU cash payment, as applicable. The values in the table above represent (i) the all-cash consideration multiplied by (ii) the number of shares subject to the portions of such options or restricted stock unit awards that are unvested as of immediately prior to the effective time of the first merger, and with respect to any options, further reduced by the aggregate exercise price of such options. The value of options that are vested as of immediately prior to the effective time of the first merger is not required to be included in the table. All or a portion of each amount in this column relates to all or a portion of the option cash payment or RSU cash payment that will be payable as promptly as practicable following the effective time of the merger on a single-trigger basis. A portion of each amount in this column may relate to portions of the option cash payment or RSU cash payment that will be payable following the effective time of the first merger, on a double-trigger basis, in accordance with the vesting terms applicable to such options or restricted stock units until December 31 following the effective time of the first merger, subject to the named executive officer’s continued service. If the named executive officer’s employment terminates due to an equity termination, then any then-unpaid portion of the option cash payment or RSU cash payment will become immediately payable in a lump sum, which is a double-trigger vesting arrangement. The portions of the amounts in this column that will not become payable on the effective time of the first merger are as follows: $1,959,375 (Dr. Zanganeh), $3,622,438 (Mr. Soni), $0 (Mr. Tan), and $0 (Ms. Tomasello).
(3)	Under the severance plan, each named executive officer who experiences a qualifying termination will receive, subject to the terms and conditions of the severance plan, up to twelve months of company-paid COBRA premiums for such named executive officer and such named executive officer’s family members who have coverage under the Pharmacyclics or successor company plan on the date of such named executive officer’s termination. These payments are double-trigger arrangements and are conditioned on the applicable named executive officer timely signing and not revoking a general release of claims in Pharmacyclics’ favor as well as the named executive officer complying with the terms of any confidentiality, proprietary information and inventions agreement or other applicable agreement between the named executive officer and Pharmacyclics. The amounts included in the column above are based on the cost of premiums for COBRA coverage under the Pharmacyclics plans as of March 19, 2015, for each named executive officer and his or her eligible dependents.
(4)

Under the severance plan, if a named executive officer receives any “parachute payments” as determined under Section 280G of the Code in connection with the transactions contemplated by the merger agreement, the named executive officer will receive, subject to the terms and conditions of the severance plan, a tax “gross-up” payment such that the net amount retained by such named executive officer, after payment of any excise taxes and any federal, state and local income and employment taxes (including such taxes on the tax gross-up payment itself), would be equal to the net amount the named executive officer would have retained after payment of any federal, state and local income and employment taxes had the payments not been deemed “parachute payments.” The tax reimbursement amounts in this column are calculated assuming the effective time of the first merger occurs on May 1, 2015, and, as such, do not take into account equity that would have vested between March 19, 2015 and May 1, 2015.
(5)	Mr. Duggan does not hold any options or restricted stock units and receives no compensation from Pharmacyclics. Accordingly, Mr. Duggan will not be paid or provided any option cash payment, RSU cash payment, severance plan benefits, or other compensatory payments that are based on or otherwise relate to the offer, the merger, or the other transactions contemplated by the merger agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the offer and the merger; any statements regarding the expected timing of the completion of the offer and the merger; any statements regarding the ability to complete the offer or the merger considering the various closing conditions, including that the Acceptance Time shall have occurred; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and holders of Pharmacyclics shares are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the offer and the merger; uncertainties as to how many of the holders of Pharmacyclics shares will tender their Pharmacyclics shares into the offer; the possibility that various closing conditions for the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the offer and the merger making it more difficult for Pharmacyclics to maintain relationships with employees, collaboration parties, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of Pharmacyclics’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by Pharmacyclics, as well as the Schedule TO filed with the SEC by AbbVie and the Offeror. All of the materials related to the offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Holders of Pharmacyclics shares also may obtain free copies of the documents filed with the SEC by Pharmacyclics at www.pharmacyclics.com. Pharmacyclics does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Where You Can Find More Information

Pharmacyclics and AbbVie are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. Pharmacyclics and AbbVie are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with Pharmacyclics or AbbVie, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows Pharmacyclics to “incorporate by reference” information into this Schedule 14D-9, which means that Pharmacyclics can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

Pharmacyclics incorporates by reference in this Schedule 14D-9 the following documents filed with the SEC pursuant to the Exchange Act:

•	Pharmacyclics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on February 18, 2015;

•	Pharmacyclics’ Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed on April 8, 2015; and

•	Pharmacyclics’ Current Reports on Form 8-K filed on February 20, 2015, March 5, 2015, March 6, 2015, March 17, 2015 and March 23, 2015.

Pharmacyclics also incorporates by reference any future filings made by it with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K that is filed in the future and is not deemed filed under the Exchange Act).

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange, dated April 17, 2015 (incorporated by reference to Amendment No. 2 to the Form S-4 filed with the SEC by AbbVie on April 17, 2015)

(a)(1)(B)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to the Form S-4 filed with the SEC by AbbVie on March 23, 2015)

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Form S-4 filed with the SEC by AbbVie on March 23, 2015)

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Form S-4 filed with the SEC by AbbVie on March 23, 2015)

(a)(2)**	Letter to stockholders of Pharmacyclics, dated March 23, 2015

(a)(4)	Prospectus/Offer to Exchange, dated April 17, 2015 (incorporated by reference to Amendment No. 2 to the Form S-4 filed with the SEC by AbbVie on April 17, 2015)

(a)(5)(A)	Investor Presentation Materials, dated March 5, 2015, titled “AbbVie’s Acquisition of Pharmacyclics” (incorporated by reference to the Rule 425 filing filed with the SEC by AbbVie on March 5, 2015)

(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed with the SEC by Offeror on March 23, 2015)

(a)(5)(C)	Press Release issued by AbbVie dated April 17, 2015 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 3 to the Schedule TO filed with the SEC by the Offeror on April 17, 2015)

(e)(1)	Agreement and Plan of Reorganization, dated March 4, 2015, by and among AbbVie, the Offeror, Merger Sub 2 and Pharmacyclics (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by Pharmacyclics on March 6, 2015)

(e)(2)	Amendment No. 1 to Agreement and Plan of Reorganization among AbbVie, Pharmacyclics, Oxford Amherst LLC and Offeror, dated as of March 22, 2015 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Offeror on March 23, 2015)

(e)(3)	Support Agreement, dated March 4, 2015, by and among AbbVie, Oxford Amherst Corporation and Robert W. Duggan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the SEC by Pharmacyclics on March 6, 2015)

(e)(4)	Form of Indemnification Agreement between Pharmacyclics and each of its directors and officers (incorporated by reference to Exhibit 10.55 to the Form 10-K filed with the SEC by Pharmacyclics on August 30, 2004)

Exhibit No.	Description

(e)(5)	Amended and Restated Bylaws of Pharmacyclics (incorporated by reference to Exhibit 3.2 to the Form 8-K filed with the SEC by Pharmacyclics on December 19, 2011)

(e)(6)	Certificate of Amendment of Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by Pharmacyclics on March 6, 2015)

(e)(7)	Amended and Restated Certificate of Incorporation of Pharmacyclics (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by Pharmacyclics on December 16, 2008)

(e)(8)	Certificate of Amendment of the Amended and Restated Certificate of Incorporation of Pharmacyclics (incorporated by reference to Exhibit 3.1 to the Form 8-K filed with the SEC by Pharmacyclics on December 19, 2011)

(e)(9)	Form of Change in Control and Severance Plan (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Pharmacyclics on March 6, 2015)

(e)(10)	1995 Stock Option Plan (incorporated by reference to Exhibit 4.1 the Registration Statement on Form S-8 filed with the SEC by Pharmacyclics on May 5, 2004)

(e)(11)	Form of Notice of Grant of Stock Option generally to be used under the 1995 Stock Option Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed with the SEC by Pharmacyclics on May 15, 1998)

(e)(12)	Form of Amendment to Form of Notice of Grant of Stock Option used under the 1995 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Form 10-Q filed with the SEC by Pharmacyclics on February 1, 2005).

(e)(13)	Form of Addendum to Stock Option Agreement (Special Tax Election) for the 1995 Stock Option Plan (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-8 filed with the SEC by Pharmacyclics on May 15, 1998)

(e)(14)	Form of Addendum to Stock Option Agreement (Involuntary Termination following Change in Control) for the 1995 Stock Option Plan (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form S-8 filed with the SEC by Pharmacyclics on May 15, 1998)

(e)(15)	Form of Notice of Grant of Automatic Stock Option (Initial Grant) for the 1995 Stock Option Plan (incorporated by reference to Exhibit 99.8 to the Registration Statement on Form S-8 filed with the SEC by Pharmacyclics on May 15, 1998)

(e)(16)	Form of Notice of Grant of Automatic Stock Option (Annual Grant) for the 1995 Stock Option Plan (incorporated by reference to Exhibit 99.9 to the Registration Statement on Form S-8 filed with the SEC by Pharmacyclics on May 15, 1998).

(e)(17)	2004 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pharmacyclics on December 19, 2011)

(e)(18)	Form of Option Agreement for the 2004 Equity Incentive Award Plan (incorporated by reference from Exhibit 99.1 to the Form 8-K filed with the SEC by Pharmacyclics on December 22, 2004).

(e)(19)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.43 to the Form 10-K filed with the SEC by Pharmacyclics on February 26, 2014)

(e)(20)	Form of Non-employee Director Option Agreement for the 2004 Equity Incentive Award Plan (incorporated by reference from Exhibit 99.2 to the Form 8-K filed with the SEC by Pharmacyclics on December 22, 2004)

(e)(21)	2014 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pharmacyclics on May 14, 2014)

Exhibit No.	Description

(e)(22)	Form of Option Agreement for the 2014 Equity Incentive Award Plan (incorporated by reference to Exhibit 10.55 to the Form 10-K filed with the SEC by Pharmacyclics on February 18, 2015)

(e)(23)	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC by Pharmacyclics on December 19, 2011)

(e)(24)	First Amendment to the Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.38 to the Form 10-K filed with the SEC by Pharmacyclics on February 26, 2014)

(e)(25)	Second Amendment to the Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.39 to the Form 10-K filed with the SEC by Pharmacyclics on February 26, 2014)

(e)(26)	Form of Employee Stock Purchase Plan Enrollment/Change Form (incorporated by reference to Exhibit 99.12 to the Registration Statement on Form S-8 filed with the SEC by Pharmacyclics on May 15, 1998)

(e)(27)	Form of Stock Purchase Agreement (incorporated by reference to Exhibit 99.13 to the Registration Statement on Form S-8 filed with the SEC by Pharmacyclics on May 15, 1998)

(e)(28)	Offer Letter effective as of August 18, 2014 by and between Pharmacyclics and Shawn Tomasello (incorporated by reference to Exhibit 10.34 to the Form 10-K filed with the SEC by Pharmacyclics on February 18, 2015)

**	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHARMACYCLICS, INC.

Date: April 17, 2015	By:	/s/ Manmeet Soni
Name: Manmeet Soni
Title: Chief Financial Officer and Treasurer

ANNEX A

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 March 4, 2015

The Board of Directors

Pharmacyclics, Inc.

995 East Arques Avenue

Sunnyvale, California 94085

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $.0001 per share (the “Company Shares”) (other than Excluded Shares, as defined below), of Pharmacyclics, Inc., a Delaware corporation (the “Company”), of the Merger Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Reorganization proposed to be entered into (the “Agreement”) by and among AbbVie Inc., a Delaware corporation (“Parent”), Oxford Amherst Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), Oxford Amherst LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 2” and, together with Purchaser, the “Merger Subs”), and the Company. The Agreement provides that:

(i)	the Purchaser shall commence a tender offer (the “Offer”) to acquire all of the Company Shares in exchange for the right to receive per Company Share, at the election of the holder: (a) $261.25 in cash (the “Cash Consideration”), (b) a number of shares of common stock, $0.01 par value per share, of Parent (the “Parent Common Stock”) equal to (x) $261.25 divided by (y) the Parent Trading Price (as defined below) (the “Stock Consideration”), or (c) $152.25 in cash and a number of shares of Parent Common Stock equal to (x) $109.00 divided by (y) the Parent Trading Price (the “Mixed Consideration”), in each case subject to proration as set forth in the Agreement (as to which we express no view or opinion);

(ii)	as soon as practicable following the consummation of the Offer, the Purchaser will be merged with and into the Company (the “First Merger”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Company Share immediately prior to the effective time of the First Merger (other than (x) Company Shares owned by the Company, Parent, the Merger Subs or by any of their respective Subsidiaries (as defined in the Agreement) and (y) Company Shares held by a holder who has not tendered into the Offer and properly exercised appraisal rights in respect of such Company Shares in accordance with Section 262 of the Delaware General Corporation Law (until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under Delaware Law (as defined in the Agreement) with respect to such shares) (the Company Shares referred to in clauses (x) and (y), together with any Company Shares held by any affiliate of Parent, “Excluded Shares”)) will be converted into the right to receive, at the election of the holder: (a) the Cash Consideration, (b) the Stock Consideration or (c) the Mixed Consideration, in each case subject to proration as set forth in the Agreement (as to which we express no view or opinion); and

(iii)	immediately following the First Merger, the Company will be merged with and into Merger Sub 2, with Merger Sub 2 being the surviving entity (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the First Merger, the Offer and the other transactions contemplated by the Agreement, the “Transaction”).

The “Parent Trading Price” means the volume-weighted average closing sale price of one share of Parent Common Stock as reported on the New York Stock Exchange for the ten (10) consecutive trading days ending on the trading day immediately preceding the time that the Purchaser accepts for payment, and pays for, all Company Shares that are validly tendered and not withdrawn in the Offer (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events). The aggregate Mixed Consideration together with the aggregate Cash Consideration and the aggregate Stock Consideration to be paid to the holders of Company Shares (other than Excluded Shares) in the Transaction, taken together (and not separately), is referred to as the “Merger Consideration”. The Merger Consideration will be subject to certain proration procedures as set forth in the Agreement, as to which we express no view or opinion. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided any financial advisory or other services to the Company or Parent for which we have received any compensation. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated March 4, 2015 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2014, 2013 and 2012 and Annual Reports on Form 10-K of Parent for the years ended December 31, 2014, 2013 and 2012; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; (iv) certain publicly available research analyst reports for the Company and Parent; (v) certain other communications from the Company and Parent to their respective stockholders; (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Company Forecasts”) (collectively, the “Company Internal Data”); and (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Parent (the “Parent Internal Data”). We have conducted discussions with members of the senior management and representatives of the Company and Parent regarding their assessment of the Company Internal Data, the Parent Internal Data, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data (including, without limitation, the Company Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby, and we have relied, at your direction, on the Company Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company or Parent, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company or Parent. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, without adjustment to the relative mix of Cash Consideration and Stock Consideration. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company or Parent, or the ability of the Company or Parent to pay their respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Company Shares (other than Excluded Shares) of the Merger Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement (including the Support Agreement, as defined in the Agreement) or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, (i) the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party, (ii) the allocation of the Merger Consideration as among holders of Company Shares who receive the Cash Consideration, the Stock Consideration or the Mixed Consideration, or (iii) the relative fairness of the Cash Consideration, the Stock Consideration and the Mixed Consideration. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid to holders of Company Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of the Parent

Common Stock actually will be when issued pursuant to the Transaction or the prices at which the Company Shares or Parent Common Stock will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Company Shares in connection with the Offer, or how such stockholder or other person should otherwise act with respect to the Transaction or any other matter, including, without limitation, whether such stockholder should elect to receive the Cash Consideration, the Stock Consideration or the Mixed Consideration, or make no election, in the Transaction.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the members of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Merger Consideration to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX B

March 4, 2015

The Board of Directors

Pharmacyclics, Inc.

995 E. Arques Avenue

Sunnyvale, California 94085

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the “Company Common Stock”), of Pharmacyclics, Inc., a Delaware corporation (the “Company”), of the consideration to be paid to such holders in the proposed Transaction (as defined below) with AbbVie Inc., a Delaware corporation (“Parent”). Pursuant to the Agreement and Plan of Reorganization (the “Agreement”), to be entered into among the Company, Parent, Oxford Amherst Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”) and Oxford Amherst LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub 2” and, together with Purchaser, the “Merger Subs”), the following will occur:

•	Purchaser will commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) for the Consideration (as defined below).

•	Following completion of the Tender Offer, Purchaser will be merged with and into the Company, with the Company being the surviving entity (the “Merger”), and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by Parent, the Merger Subs or by any of their respective subsidiaries and Dissenting Shares (as defined in the Agreement), will be converted into the right to receive, at the election of the holder, either (i) $261.25 in cash (the “Cash Election Consideration”), (ii) a number of shares (the “Stock Election Consideration”) of Parent’s common stock, par value $0.01 per share (the “Parent Common Stock”), equal to (A) $261.25 divided by (B) the Parent Trading Price (as defined in the Agreement), or (iii) $152.25 in cash and a number of shares of Parent Common Stock (the “Mixed Election Consideration”) equal to (A) $109.00 divided by (B) the Parent Trading Price (as defined in the Agreement), and with respect to each holder of Company Common Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock, an amount in cash (without interest) equal to such fraction of a share of Parent Common Stock multiplied by the Parent Trading Price (as defined in the Agreement). The aggregate Mixed Election Consideration together with the aggregate Cash Election Consideration and the aggregate Stock Election Consideration to be received by the holders of Company Common Stock in the Transaction is referred to as the “Consideration”. The Consideration will be subject to certain proration procedures as set forth in the Agreement, as to which we express no view or opinion.

•	Immediately following the First Merger, the Company will be merged with and into Merger Sub 2, and Merger Sub 2 will continue as a direct wholly owned subsidiary of Parent.

The Tender Offer and the Merger, together and not separately, are referred to herein as the “Transaction.”

In connection with preparing our opinion, we have (i) reviewed a draft dated March 4, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and Parent and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and Parent with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Parent Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and Parent with respect to certain aspects of the Transaction, and the past and current business operations of the Company and Parent, the financial condition and future prospects and operations of the Company and Parent, the effects of the Transaction on the financial condition and future prospects of the Company and Parent, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and Parent or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Parent or the Merger Subs under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Parent to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, Parent and the Merger Subs in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company, Parent or the Merger Subs or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Parent Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and Parent, for which we and such affiliates have received customary compensation. Such services during such period have included acting as bookrunner on the Company’s equity offering in March 2013, as financial advisor to Parent in connection with its proposed acquisition of Shire plc in July 2014, as bookrunner and administrative agent on Parent’s bridge financing in connection with such proposed acquisition in July 2014, as financial advisor to Parent in connection with certain strategic planning (other than the Transaction) in January 2015 and as bookrunner and arranger for Parent’s revolving credit facility in October 2014. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Parent, for which it receives customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or Parent for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares in the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter, including, without limitation, whether any shareholder should elect to receive the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration or make no election in the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

ANNEX C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251 (h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §

251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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